



NEWS

TSX: SPB
Calgary, February 10, 2010

For Immediate Release

SUPERIOR PLUS ANNOUNCES COMPLETION OF COMMON SHARE FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior" or the "Corporation") is pleased to announce the successful closing of the previously announced issue of an aggregate of 5,002,500 common shares in the capital of the Corporation ("Common Shares") at a price of $13.85 per Common Share for gross proceeds of approximately $69.3 million. The gross proceeds include the full exercise of the over-allotment option granted to the underwriters.

The Common Shares were offered to the public through a syndicate of underwriters co-led by Scotia Capital Inc., National Bank Financial Inc. and TD Securities Inc., including CIBC World Markets Inc., BMO Capital Markets and Cormark Securities Inc.. As previously announced, Superior intends to use the net proceeds from the financing to partially finance the acquisition of Griffith Holdings, Inc. ("Griffith") a retail and wholesale distributor of propane, heating oil and motor fuels in upstate New York. The Common Shares of Superior are traded on the Toronto Stock Exchange under the symbol "SPB".

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

The Corporation's common shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.50% Debentures	$ 69.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957 / Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy regulatory and commercial closing conditions of the acquisition. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The Corporation assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.


Superior Plus

NEWS

TSX: SPB
Calgary, February 11, 2010

For Immediate Release

Superior Plus Announces February 2010 Cash Dividend and Upcoming Events

February 2010 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of February, 2010 of $0.135 per share payable on March 15, 2010. The record date is February 28, 2010 and the ex-dividend date will be February 24, 2010. Superior's annualized cash dividend rate is currently $1.62 per share.

2009 Fourth Quarter and Year-End Results and Conference Call

Superior expects to release its detailed 2009 fourth quarter and year-end results on Thursday, February 18, 2010. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2009 Fourth Quarter and Year-End Results is scheduled for 8:30 a.m. MST on Friday, February 19, 2010. To participate in the call, dial: 1-888-231-8191. An archived recording of the call will be available for replay until midnight, Friday, March 19, 2010. To access the recording, dial: 1-800-642-1687 and enter pass code 49432834. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com.

Annual Meeting of Shareholders

Superior's Annual Meeting of Shareholders will be held in the Lecture Theatre of The Metropolitan Conference Centre, 333 – 4th Avenue SW, Calgary, Alberta on Wednesday, May 5, 2010 at 2:00 p.m. MST.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2008 Annual Information Form under the

heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus Corp.
File No. 82-34836
Exemption Pursuant to Rule 12g3-2(b)

TSX: SPB



A DIVERSIFIED BUSINESS CORPORATION
Focused on dividend stability with value growth

February 18, 2010

Superior Plus Announces 2009 Annual and Fourth Quarter Financial Results

FOURTH QUARTER HIGHLIGHTS

- Adjusted operating cash flow per share for the fourth quarter and year ended 2009 were $0.65 and $1.80 per share, respectively, compared to $0.74 and $2.18 per share in the comparative periods. Fourth quarter results were impacted by:
  - The ongoing impact of the economic recession which reduced customer demand in all of Superior's businesses.
  - The start-up of the Port Edwards chloralkali facility did not reach full capacity until late December, resulting in no net contribution to the Specialty Chemicals business in the fourth quarter. The facility is now operating above pre-expansion levels.
  - Reduced Canadian propane sales volumes due to the impact of the economic recession and a delay in the arrival of cold weather, offset in part by the impact of the acquisitions of the U.S. refined fuels businesses.
  - Propane margins were negatively impacted by contract delays in passing through the rapid rise in wholesale propane costs to our customers and the impact of competitive pressures.
- Superior continued to expand its Energy Services business; completing two U.S. refined fuels acquisitions. The US$125 million acquisition of Griffith Holdings, Inc. (Griffith Rochester) with operations in upstate New York on January 20, 2010, and the US$77.4 million acquisition of certain assets of Griffith Energy Services (GES) with operations throughout the northeast U.S. on December 11, 2009.
- Superior successfully closed $264.3 million of long-term financing, consisting of $114.3 million in equity financing and $150.0 million, 8.25% Senior Unsecured Debentures, due October 27, 2016.
- The Specialty Chemicals business completed the US$138.0 million expansion and conversion of its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology. During the fourth quarter, the facility was fully commissioned and began commercial operations, operating above pre-expansion levels. The project is expected to result in long-term incremental EBITDA of US$20-$30 million.

FINANCIAL SUMMARY

	Three months ended December 31,		Year ended December 31,	
(millions of dollars except per share amounts)	**2009**	2008	**2009**	2008
Revenue	**747.5**	658.5	**2,246.7**	2,487.3
Gross profit	**203.3**	193.1	**653.4**	669.1
EBITDA from operations [1]	**70.1**	84.2	**213.4**	257.2
Interest	**(6.7)**	(9.6)	**(34.8)**	(36.5)
Cash income tax recovery (expense)	**4.2**	(3.6)	**(1.1)**	(13.8)
Corporate costs	**(3.2)**	(6.0)	**(13.6)**	(14.6)
Adjusted operating cash flow [1]	**64.4**	65.0	**163.9**	192.3
Adjusted operating cash flow per share, basic and diluted [1][2][3]	**$0.65**	$0.74	**$1.80**	$2.18
Dividends/Distributions paid per share	**$0.405**	$0.405	**$1.62**	$1.62

(1) EBITDA from operations and adjusted operating cash flow are key performance measures used by management to evaluate the performance of Superior. These measures are defined under "Non-GAAP Financial Measures" in Superior's 2009 Fourth Quarter Financial Discussion.

(2) The weighted average number of shares outstanding for the three months ended December 31, 2009 is 98.5 million (2008 – 88.4 million) and for the year ended December 31, 2009, is 91.0 million (2008 – 88.3 million).

(3) For the three and twelve months ended December 31, 2009 and 2008, there were no dilutive instruments.

SEGMENTED INFORMATION

(millions of dollars)	Three months ended December 31, 2009	2008	Year ended December 31, 2009	2008
EBITDA from operations:				
Energy Services	**40.6**	37.8	**97.6**	103.3
Specialty Chemicals	**18.6**	32.9	**93.0**	116.5
Construction Products Distribution	**10.9**	13.5	**22.8**	37.4
	70.1	84.2	**213.4**	257.2

Energy Services

- EBITDA from operations for the fourth quarter of $40.6 million was impacted by reduced sales volumes and gross margins at the Canadian propane distribution business, offset in part by the impact of the acquisition of the U.S. refined fuels business.
- Canadian propane distribution sales volumes were 4% lower than the prior year quarter due principally to weaker industrial sales volumes due to the ongoing impact of the economic recession. In addition, the winter heating season did not develop until later in the fourth quarter compared to prior years.
- Canadian propane margins were 17.5 cents per litre in the fourth quarter compared to 18.6 cents per litre in the prior year quarter. The decrease in margins was due to the approximate 44% rise in the wholesale cost of propane throughout the fourth quarter as previously noted, in addition to general competitive pressures.
- The U.S. refined fuels business generated gross profits of $15.3 million in the fourth quarter, consisting of gross profits from the effective date of the close of the various acquisitions. The U.S. refined fuels gross profits were consistent with Superior's acquisition assumptions. Superior continues to focus on integrating its U.S. refined fuels business to generate operational efficiencies.
- The fixed-price energy services business generated gross profits of $8.4 million, which was consistent with management's expectations. The improvement over the prior year quarter was due principally to the one-time prior year impact of foreign currency translation losses and utility transportation settlements.

Specialty Chemicals

- EBITDA from operations for the fourth quarter of $18.6 million was impacted by reduced chloralkali/potassium gross profits as a result of reduced sales volumes and weaker pricing due principally to the impact of the economic recession. Additionally, gross profits were negatively impacted by the start-up of the Port Edwards chloralkali facility as previously noted.
- Sodium chlorate gross profits were consistent with the prior year as a 7% increase in sales volumes due principally to improved international sales, was fully offset by a decrease in the average selling price due to the appreciation of the Canadian dollar on US-denominated sales.

Construction Products Distribution

- EBITDA from operations for the fourth quarter of $10.9 million was impacted by reduced sales volumes due to the ongoing economic recession which has resulted in reduced residential and commercial construction activity. Reduced sales volumes have also resulted in increased competitive pressures which has negatively impacted percentage sales margins.
- The acquisition of SPI on September 24, 2009, positively impacted results for the fourth quarter. The results of SPI for the fourth quarter were consistent with Superior's acquisition assumptions. The acquisition of SPI enhances the

construction products distribution business by broadening its customer, product and geographic base. SPI operates in 28 states through 71 operations centres and 11 primary fabrication facilities.

Corporate Related

- Total interest expense for the fourth quarter was $6.7 million compared to $9.6 million in the prior year quarter. Interest was impacted by the one-time benefit of a $6.1 million gain related to the termination of an interest rate swap and the impact of the appreciation of the Canadian dollar on US-denominated interest costs, offset in part by the impact of higher average debt levels due to acquisitions completed in the third and fourth quarters.
- Cash income taxes were a recovery of $4.2 million in the fourth quarter compared to a $3.6 million expense in the prior year quarter. Cash income taxes were impacted by the reversal of certain U.S. cash income taxes due to additional U.S. tax basis associated with the successful start-up of the Port Edwards facility during the fourth quarter.
- On January 20, 2010, Superior completed the expansion of its syndicated revolving term credit facility to $600 million from $570 million. See "Expansion of Superior's Credit Facility" for additional details.
- In conjunction with the acquisition of Griffith Rochester and GES, Superior entered into a $69.3 million bought deal equity financing for 5,002,500 shares at $13.85 per share that closed on February 10, 2010. Superior also closed a $45 million bought deal equity financing for 4,166,667 shares at $12.00 per share during the fourth quarter of 2009. Additionally, Superior, through Superior Plus LP, successfully accessed the private placement market, closing a $150 million, 8.25% Senior Unsecured Debenture financing on October 27, 2009.
- Four quarter trailing compliance EBITDA was $267.9 million resulting in a Senior Debt to compliance EBITDA ratio of 2.8x and a Total Debt to compliance EBITDA ratio of 3.9x as at December 31, 2009. The compliance EBITDA includes the impact of acquisitions completed during 2009.

Message to Superior's Shareholders

A Year of Challenges and Achievements

For Superior, 2009 was a year of significant achievements accomplished within the framework of an extremely challenging business environment. The year was defined by the global financial turmoil that began in the latter half of 2008 and the recession that continued through 2009 and included one of the most uncertain economic environments of the last half-century.

Superior's businesses were not immune to the difficult operating environment, but despite these challenges, our businesses continued to perform strongly. The relative strength of Superior's results in the worst economic environments in recent times provides strong evidence of the merits of Superior's diversified business model and the ongoing execution of our growth strategy.

Throughout 2009 Superior continued to execute the growth strategy originally outlined in 2007. The ability of Superior to implement its growth strategy and achieve its objectives in a year of serious financial turmoil is a testament to Superior's strong financial and operational foundation that was solidified in 2007 and 2008. Significant achievements or highlights during 2009 were:

Corporate

- Superior began 2009 as a corporation, having completed its conversion from an income trust to a corporation on December 31, 2008.
- The conversion to a corporation benefited Superior's shareholders by eliminating the uncertainty of the impending 2011 SIFT taxation rules and provided increased Canadian tax pools, in addition to the fact that the dividends that are now being paid in place of the previous trust distributions are considered to be eligible dividends for Canadian income tax purposes.
- Superior had well-supported access to the capital markets throughout 2009, and was able to extend its bank facility, issue $134.5 million of common equity, issue $69.0 million of convertible debentures and issue $150 million of senior unsecured debentures.

- Superior's shareholders realized a total rate of return (share appreciation plus dividends) of 49% for 2009 compared to the average return on the TSX of 31%.

Energy Services' Acquisition of Refined Fuel Assets

- Superior's Energy Services business completed the acquisition of two significant refined fuels assets located in the northeast United States for consideration of approximately US$167.4 million; these acquisitions are anticipated to be accretive for our shareholders.
- The aforementioned acquisitions are an important component of Superior's overall growth strategy. The nature and location of these assets represent a complementary fit to Superior's existing propane distribution network and provide the platform for expansion of our propane business into the United States.

Specialty Chemicals' Completion of its Port Edwards, Wisconsin Facility Expansion

- Superior's Specialty Chemicals business completed the US$138.0 million expansion and conversion of its Port Edwards, Wisconsin chloralkali facility from mercury-based technology to membrane technology.
- Completion of the project results in increased diversification of the Specialty Chemicals business, expands the Port Edwards facility's capacity and increases its operating efficiency, provides significant environmental benefits, and extends the life of the facility by 25 to 30 years.

Construction Products Distributions' Acquisition of Specialty Products & Insulation Co.. (SPI)

- Superior expanded its Construction Products Distribution business with the US $132.1 million acquisition of SPI, a leading U.S. nationwide distributor of insulation and architectural named brand products that is focused on the commercial and industrial insulation markets in the United States.
- The acquisition of SPI expanded Superior's geographical footprint in the U.S. from four to 31 states, provided increased diversification from residential construction to commercial and industrial construction, and will allow for the integration of various product lines with expected operating efficiencies due to the complementary nature of SPI and our existing Construction Products Distribution business.

Financial Performance

In 2009 Superior generated adjusted operating cash flow of $163.9 million or $1.80 per share, compared to $192.3 million or $2.18 per share in the prior year. Although operating results were lower than in the prior year, Superior was not disappointed with these results when considered in the context of the global recession as well as the three-month downtime required to complete the Port Edwards project.

Long-Term Dividend Stability

Superior's confidence in its operating businesses allowed us to maintain our dividend throughout 2009 at a rate of $0.135 per share per month, which amounted to $1.62 per share on an annualized basis. Superior understands the importance of our dividend to our shareholders and we continue to maintain the strict management discipline of ensuring that our short- and long-term decisions are made with the purpose of providing our shareholders with a stable long-term dividend.

Our Strategy Moving Forward

The achievements of Superior in 2009 solidified the foundation for our future success and growth by increasing the size and scope of our three operating businesses: Superior Energy Services, Specialty Chemicals and Construction Products Distribution. As we move forward in 2010 and beyond, we are optimistic that the recent economic turmoil will subside and that we will soon return to reasonable growth levels throughout the North American and global economies. Renewed economic growth will allow us to profitably grow our businesses.

To ensure that Superior grows in a measured and profitable manner, we anticipate taking advantage of additional consolidation opportunities within our existing businesses while conducting the integration and refinement of acquisitions made throughout 2009 and executing internal growth projects. We are confident that executing our strategy will provide us with continued strong and stable cash flows, providing the foundation for the long-term stability of Superior's dividend and total return for our shareholders.

Superior anticipates that the growth initiatives completed throughout 2009 and a gradual continued improvement in the overall economy will result in an improvement to our operating results. As a result, Superior anticipates that its 2010 adjusted operating cash flow per share will be between $1.95 and $2.15 per share.

Acknowledgements
Superior continues to execute its growth strategy and achieve success thanks to the hard work and dedication of over 4,200 employees. I would like to thank all of our employees for their commitment to their respective businesses. I also welcome all of the new employees to the Superior organization. In addition, I would like to thank each of our directors for your guidance, stewardship and efforts in ensuring the success of Superior. Finally, on behalf of the entire organization, I would like to thank our securityholders for your continued support and confidence in Superior.

On behalf of the Board of Directors,
Grant D. Billing
Chairman and Chief Executive Officer

2010 Financial Outlook [(1)(2)]

(millions of dollars, except per share amounts)	**2010 Outlook**
EBITDA from operations:	
Energy Services	**140-150**
Specialty Chemicals	**105-115**
Construction Products Distribution	**40-50**
Adjusted operating cash flow per share	**$1.95-$2.15**

(1) The assumptions, definitions, and risk factors relating to the 2010 Financial Outlook are discussed in Superior's 2009 Fourth Quarter Financial Discussion.
(2) Superior's 2010 Financial Outlook is unchanged from the update provided in the press release "Superior Plus announces a US$125 million acquisition expanding its U.S. Refined Fuels business, preliminary unaudited 2009 year end results and an updated 2010 outlook" on January 20, 2010.

2009 Fourth Quarter Results
Superior's 2009 Fourth Quarter Financial Discussion is attached and is also available on Superior's website at: www.superiorplus.com under the investor information section.

Conference Call
Superior will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2009 Fourth Quarter Results at 8:30 a.m. MST on Friday, February 19, 2010. To participate in the call, dial: 1-888-231-8191. A recording of the call will be available for replay until midnight, March 19, 2010. To access the recording, dial: 1-800-642-1687 and enter pass code: 49432834. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com.

Forward Looking Information
Certain information included herein is forward-looking, within the meaning of applicable Canadian securities laws. Forward looking information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this press release, including the attached 2009 Fourth Quarter Financial Discussion, includes but is not limited to, consolidated and business segment outlooks, expected EBITDA from operations, expected EBITDA and facility life resulting from the Port Edwards conversion, expected adjusted operating cash flow, expected adjusted operating cash flow per share, future capital expenditures, business strategy and objectives, dividend strategy, future cash flows, anticipated taxes, expected results from acquisitions, expected life of facilities and statements regarding the future financial position of Superior and Superior Plus LP. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on various assumptions. Those assumptions are based on information currently available to Superior, including information obtained from third party industry analysts and other third party sources and include, the historic performance of Superior's businesses, current business and economic trends, availability and

utilization of tax basis, foreign currency, exchange and interest rates, trading data, cost estimates and the other assumptions set forth under the "Outlook" sections contained in the attached 2009 Fourth Quarter Financial Discussion. Readers are cautioned that the preceding list of assumptions is not exhaustive.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein and in the attached 2009 Fourth Quarter Financial Discussion. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks referred to under the section entitled "Risk Factors to Superior", in the attached 2009 Fourth Quarter Financial Discussion, the risks associated with the availability and amount of the tax basis and the risks identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

For more information about Superior, visit our website at ***www.superiorplus.com*** *or contact:*

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Jay Bachman Vice-President, Investor Relations and Planning
E-mail: jbachman@superiorplus.com
Phone: (403) 218-2957 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

2009 Annual Financial Statements and Management's Discussion and Analysis

Superior intends to file its 2009 Annual Report, 2009 Annual Management's Discussion and Analysis, 2009 Annual Financial Statements and 2009 Annual Information Form with securities regulators on or about March 10, 2010. Hard copies of the 2009 Annual Report are expected to be available on or about March 10, 2010.

Financial Discussion of 2009 Fourth Quarter and 2009 Year End Results

February 18, 2010

Non-GAAP Financial Measures

Adjusted Operating Cash Flow

Adjusted operating cash flow is equal to cash flow from operating activities as defined by Canadian generally accepted accounting principles (GAAP), adjusted for changes in non-cash working capital and customer contract related costs. Superior may deduct or include additional items to its calculation of adjusted operating cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Adjusted operating cash flow is the main performance measure used by management and investors to evaluate the performance of Superior. Readers are cautioned that adjusted operating cash flow is not a defined performance measure under GAAP and that adjusted operating cash flow cannot be assured. Superior's calculation of adjusted operating cash flow may differ from similar calculations used by comparable entities. Adjusted operating cash flow represents cash flow generated by Superior that is available for, but not necessarily limited to, changes in working capital requirements, investing activities and financing activities of Superior.

The seasonality of Superior's individual quarterly results must be assessed in the context of annualized adjusted operating cash flow. Adjustments recorded by Superior as part of its calculation of adjusted operating cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally the Energy Services segment, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can differ significantly from quarter to quarter. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer contract related costs in a manner consistent with the income statement recognition of these costs. Adjusted operating cash flow is reconciled to cash flow from operating activities on page 8.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses, and is used by Superior to assess its consolidated results and the results of its operating segments. EBITDA is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities. EBITDA of Superior's operating segments may be referred to as EBITDA from operations. Net earnings (loss) are reconciled to EBITDA from operations on page 25.

Compliance EBITDA

Compliance EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Compliance EBITDA is not a defined performance measure under GAAP. Superior's calculation of compliance EBITDA may differ from similar calculations used by comparable entities. See Note 12 to the unaudited Fourth Quarter Consolidated Financial Statements (Consolidated Financial Statements) for a reconciliation of net earnings (loss) to compliance EBITDA.

Overview of Superior

Superior is a diversified business corporation. Superior holds 100% of Superior Plus LP (Superior LP), a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior owns 100% of the shares of Superior General Partner Inc. The cash flow of Superior is solely dependent on the results of Superior LP and is derived from the allocation of Superior LP's income to Superior by means of partnership allocations. Superior, through its ownership of Superior LP has three operating segments: the Energy Services segment which includes a Canadian propane distribution business and U.S. refined fuels distribution business, a fixed-price energy services business and a supply portfolio management business; the Specialty Chemicals segment; and the Construction Products Distribution segment.

Fourth Quarter and Year-to-Date Results

Summary of Adjusted Operating Cash Flow

(millions of dollars except per share amounts)	Three months ended December 31, 2009	2008	Year ended December 31, 2009	2008
EBITDA from operations: [1]				
Energy Services	**40.6**	37.8	**97.6**	103.3
Specialty Chemicals	**18.6**	32.9	**93.0**	116.5
Construction Products Distribution	**10.9**	13.5	**22.8**	37.4
	70.1	84.2	**213.4**	257.2
Interest	**(6.7)**	(9.6)	**(34.8)**	(36.5)
Cash income tax recovery (expense)	**4.2**	(3.6)	**(1.1)**	(13.8)
Corporate costs	**(3.2)**	(6.0)	**(13.6)**	(14.6)
Adjusted operating cash flow	**64.4**	65.0	**163.9**	192.3
Adjusted operating cash flow per share, basic [2] and diluted [3]	**$0.65**	$0.74	**$1.80**	$2.18

(1) EBITDA and adjusted operating cash flow are not GAAP measures. See "Non-GAAP Financial Measures"

(2) The weighted average number of shares outstanding for the three months ended December 31, 2009, is 98.5 million (2008 – 88.4 million) and for the twelve months ended December 31, 2009, is 91.0 million (2008 – 88.3 million).

(3) For the three and twelve months ended December, 2009 and 2008, there were no dilutive instruments.

Adjusted Operating Cash Flow Reconciled to Cash Flow from Operating Activities [1]

(millions of dollars)	Three months ended December 31, 2009	2008	Year ended December 31, 2009	2008
Cash flows from operating activities	**3.6**	53.5	**191.3**	207.6
Add: Customer contract related costs capitalized	**1.0**	1.8	**4.0**	6.8
Corporate conversion/strategic plan costs	-	5.0	-	5.0
Increase in non-cash working capital	**61.7**	6.3	-	-
Less: Decrease in non-cash working capital	-	-	**(24.4)**	(20.6)
Amortization of customer contract related costs	**(1.9)**	(1.6)	**(7.0)**	(6.5)
Adjusted operating cash flow	**64.4**	65.0	**163.9**	192.3

(1) See the fourth quarter Consolidated Financial Statements for cash flows from operating activities, customer contract related costs and changes in non-cash working capital.

Fourth quarter adjusted operating cash flow was $64.4 million, a decrease of $0.6 million or 1% compared to the prior year quarter. The decrease in adjusted operating cash flow was due to reduced EBITDA from operations at Specialty Chemicals and Construction Products Distribution, offset in part by improved EBITDA from Energy Services, lower interest costs, cash income taxes and corporate costs. Adjusted operating cash flow per share was $0.65 per share in the fourth quarter, a decrease of 12% from $0.74 per share in the prior year quarter due to an increase of the weighted average number of shares outstanding of 10.1 million related to the issuance of common shares to partially finance the acquisition of Specialty Products and Insulation Co. (SPI) on September 24, 2009, the acquisition of certain assets that comprise a U.S. heating oil and propane distribution business from Sunoco Inc. (Sunoco U.S. refined fuels assets) on September 30, 2009 and the acquisition of certain assets that comprise a retail heating oil, propane and motor fuels distribution business from Griffith Energy Services Inc. (Griffith CH U.S. refined fuels assets) on December 11, 2009 (the Sunoco U.S. refined fuels assets and the Griffith CH U.S. refined fuels assets, collectively referred to as the "U.S. refined fuels assets"). A comprehensive review of EBITDA from operations for all of Superior's businesses is contained in this financial discussion.

Adjusted operating cash flow for the twelve months ended December 31, 2009 was $163.9 million, a decrease of $28.4 million or 15% compared to the prior year period. The decrease in adjusted operating cash flow was due to reduced EBITDA from operations at all of Superior's operations, offset in party by reduced cash income taxes. Adjusted

operating cash flow per share was $1.80 per share for the twelve months ended December 31, 2009, a decrease of $0.38 per share or 17% due to the decrease in adjusted operating cash flow as noted above. Also contributing to the decrease was a higher weighted average number of shares outstanding as compared to the prior year period due to the issuance of common shares to finance acquisitions completed during the year.

Net earnings for the fourth quarter were $17.4 million, compared to a net loss of $19.9 million in the prior year quarter. Net earnings were impacted by $0.2 million in unrealized losses on financial instruments in the current quarter, compared to unrealized losses of $83.6 million in the prior year quarter. The change in the unrealized gains and losses on financial instruments was due principally to gains in the current quarter on Superior's natural gas financial derivatives compared to losses in the prior year as a result of fluctuations in the spot and forward price for natural gas. Revenues of $747.5 million were $89.0 million higher than the prior year quarter due principally to higher Energy Services revenue from the acquisitions of the U.S. refined fuels assets and higher Construction Products Distribution revenue due to the acquisition of SPI, offset in part by reduced propane and chemical sales volumes. Gross profit of $203.3 million was $10.2 million higher than the prior year quarter due principally to contribution of the acquisitions completed in 2009, offset in part by reduced sales volumes at Energy Services and Construction Products Distribution, and lower Specialty Chemicals gross margin. Total income tax for the fourth quarter was an expense of $21.0 million compared to an income tax recovery of $15.8 million in the prior year quarter. Income taxes were impacted by the commissioning of the Port Edwards expansion and acquisitions completed in 2009. The prior year income tax recovery was primarily due to Superior's conversion to a corporation on December 31, 2008, the reversal of Superior's deferred tax credit and financial instrument losses. Additionally, fourth quarter net earnings were affected for the same reasons as the analysis of adjusted operating cash flow for the fourth quarter which is detailed by operating business throughout this financial discussion.

Net earnings for the twelve months ended December 31, 2009 were $68.3 million, compared to net earnings of $67.7 million in the prior year period. Net earnings were impacted by $20.6 million in unrealized losses on financial instruments in the current period, compared to unrealized losses of $61.2 million in the prior year period. The decrease from the prior year is primarily due to lower unrealized losses in the current year on Superior's natural gas derivative contracts due to changes in the spot price of natural gas as compared to the prior year, offset in part by increased unrealized losses on Specialty Chemicals fixed-price electricity contracts. Revenues of $2,246.7 million were $240.6 million lower than the prior year period due principally to a decrease in the selling price of propane as a result of a reduction in the wholesale cost of propane and reduced volumes. In addition to reduced sales volumes and selling prices within the Construction Products Distribution segment, offset in part by the contribution from the acquisition of SPI and from the acquisition of the U.S. refined fuels assets. Gross profit of $653.4 million was $15.7 million lower than the prior year period, primarily due to reduced sales volumes across all businesses offset in part by the contribution from the acquisition of SPI and the acquisition of the U.S. refined fuels assets. Total income tax expense was $12.7 million compared to an income tax expense of $9.9 million in 2008. Income taxes were impacted by lower U.S. cash income taxes due to the tax benefit associated with commissioning the Port Edwards conversion, while future income taxes were primarily impacted by the acquisitions completed during 2009.

Energy Services

Energy Services' condensed operating results for the three months and years ended December 31, 2009 and 2008 are provided in the following table.

	Three months ended December 31,		Year ended December 31,	
(millions of dollars except per litre amounts)	**2009**	2008	**2009**	2008
Revenue(1)	**466.1**	409.4	**1,312.1**	1,491.2
Cost of sales(2)	**(353.9)**	(311.1)	**(971.9)**	(1,159.3)
Gross profit	**112.2**	98.3	**340.2**	331.9
Less: Cash operating and administration costs	**(71.6)**	(60.5)	**(242.6)**	(228.6)
EBITDA from operations	**40.6**	37.8	**97.6**	103.3

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 10 and 14 to the unaudited Consolidated Financial Statements). In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this financial discussion to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and twelve months ended December 31, 2009 is $1.1 million and $0.1 million in realized foreign currency forward contract gains, and included in revenue for the three and twelve months ended December 31, 2008 is $2.4 million and $2.8 million in realized foreign currency forward contract losses. For the three and twelve months ended December 31, 2009 for purposes of the financial discussion, Superior has reclassified $0.1 million and $0.1 million, of foreign currency translation losses related to US-denominated working capital from operating and administrative expense to revenue, and for the three and twelve months ended December 31, 2008 has reclassified $0.2 million and $0.8 million of foreign currency translation losses related to US-denominated working capital from operating and administrative expense to revenue. Reclassification of the translation gains or losses provides improved matching to the income statement recognition of the underlying working capital item that resulted in the translation gains or losses.

(2) For the three and twelve months ended December 31, 2009 for purposes of the financial discussion, Superior has reclassified $0.1 million and $1.0 million, of foreign currency translation gains related to US-denominated working capital from operating and administrative expense to cost of sales, and for the three and twelve months ended December 31, 2008 has reclassified $1.8 million and $4.0 million of foreign currency translation losses related to US-denominated working capital from operating and administrative expense to cost of sales. Included in cost of sales for the three and twelve months ended December 31, 2009, is $3.5 million and $6.6 million in realized foreign currency forward contract losses and $24.4 million and $102.6 million related to natural gas commodity realized fixed price losses. Included in cost of sales for the three and twelve months ended December 31, 2008, is $0.6 million and $(17.6) million in realized foreign currency forward contract gains (losses) and $(4.3) million and $34.3 million in related to natural gas commodity realized fixed price gains (losses).

Revenues for the fourth quarter of 2009 were $466.1 million, an increase of $56.7 million from revenues of $409.4 million in 2008. The increase in revenues was due to the contribution from the acquisition of the Sunoco U.S. refined fuels assets on September 30, 2009 and acquisition of the Griffith CH U.S. refined fuels assets on December 11, 2009 (the Sunoco U.S. refined fuels assets and the Griffith CH U.S. refined fuels assets, collectively referred to as the "U.S. refined fuels assets"), offset in part by lower propane sales volumes. Total gross profit for the fourth quarter of 2009 was $112.2 million, an increase of $13.9 million or 14% over the prior year quarter. The increase in gross profit was due to the contribution from the U.S. refined fuels assets acquisitions and increased fixed-price energy services gross profit. A summary and detailed review of gross profit by segment is provided below.

Gross Profit Detail

	Three months ended December 31,		Year ended December 31,	
(millions of dollars)	**2009**	2008	**2009**	2008
Canadian propane distribution	**65.2**	72.6	**236.4**	253.3
U.S. refined fuels	**15.3**	-	**15.3**	-
Other services	**10.6**	9.7	**29.0**	29.4
Supply portfolio management	**12.7**	12.4	**27.9**	21.6
Fixed-price energy services	**8.4**	3.6	**31.6**	27.6
Total gross profit	**112.2**	98.3	**340.2**	331.9

Canadian propane distribution gross profit for the fourth quarter was $65.2 million, a decrease of $7.4 million or 10% from the prior year quarter, due principally to a 17 million litre or 4% reduction in sales volumes and modestly lower average sales margins. Residential and commercial volumes decreased by 3 million litres or 2% and were negatively impacted by a weaker overall economic environment throughout most of Canada and the ongoing impact of the customer conservation trend which began in 2008. Ongoing marketing efforts have been successful in acquiring new customers, partially offsetting the impact of reduced volumes due to the weaker economic environment. Average weather across Canada as measured by degree days, for the fourth quarter was 1% warmer than the prior year and 4% colder than the

five-year average, negatively impacting heating related volumes. Industrial volumes decreased by 17 million litres or 9%, due principally to the impact of a weaker economic environment as noted above. In particular, volumes were negatively impacted by customer cutbacks and closures in the manufacturing and mining sectors, throughout eastern Canada and western Canada in addition to the impact of reduced activity levels in the oil and natural gas sector. Automotive propane volumes declined by 1 million litres or 4%, which was below the historical decline trend in this end-use market due to a favourable pricing differential between propane and retail gasoline.

Canadian Propane Distribution Sales Volumes

Volumes by End-Use Application [1]		
	Three months ended December 31,	
(millions of litres)	**2009**	2008
Residential	**49**	50
Commercial	**83**	85
Agricultural	**46**	42
Industrial	**173**	190
Automotive	**22**	23
	373	390

Volumes by Region [2]		
	Three months ended December 31,	
	2009	2008
Western Canada	**204**	222
Eastern Canada	**142**	144
Atlantic Canada	**27**	24
	373	390

Volumes by End-Use Application [1]		
	Year ended December 31,	
(millions of litres)	**2009**	2008
Residential	**151**	159
Commercial	**286**	299
Agricultural	**86**	86
Industrial	**651**	719
Automotive	**103**	114
	1,277	1,377

Volumes by Region [2]		
	Year ended December 31,	
	2009	2008
Western Canada	**699**	772
Eastern Canada	**480**	510
Atlantic Canada	**98**	95
	1,277	1,377

[1] **Volume**: Volume of propane sold (millions of litres).

[2] **Regions**: Western Canada region consists of British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Ontario, Yukon and Northwest Territories; Eastern Canada region consists of Ontario (except for Northwest Ontario) and Quebec; and Atlantic Canada consists of New Brunswick, Newfoundland & Labrador, Nova Scotia and Prince Edward Island.

Superior continued to actively manage sales margins in the fourth quarter, resulting in an average Canadian propane distribution sales margin of 17.5 cents per litre, which was lower than the prior year quarter average margin of 18.6 cents per litre. Average margins compared to the prior year quarter were negatively impacted as a result of contract delays in passing through the rapid wholesale price increases experienced in December to customers and competitive market pressures.

U.S. refined fuels gross profit for 2009 was $15.3 million and represents the contribution from the previously announced acquisitions of the U.S. refined fuels assets. The gross profit was generated by the sale of heating oil, propane and other refined fuels throughout the northeast United States. Volume contribution from the U.S. refined fuels assets was 153 million litres from October 1, 2009 through December 31, 2009. U.S. refined fuels also offers a broad range of services including heating, ventilation and air conditioning repair, and other related services which contributed $3.0 million in gross profits included within the other services segment.

U.S. Refined Fuels Sales Volumes

Volumes by End-Use Application [1]	Three months ended December 31, 2009	2008
(millions of litres)		
Residential	**61**	-
Commercial	**74**	-
Automotive	**18**	-
	153	-

Volumes by End-Use Application [1]	Year ended December 31, 2009	2008
(millions of litres)		
Residential	**61**	-
Commercial	**74**	-
Automotive	**18**	-
	153	-

Volumes by Region [2]	Three months ended December 31, 2009	2008
Northeast United States	**153**	-
	153	-

Volumes by Region [2]	Year ended December 31, 2009	2008
Northeast United States	**153**	-
	153	-

[1] **Volume**: Volume of heating oil, propane, diesel and gasoline sold (millions of litres).

[2] **Regions**: Northeast United States region consists of Pennsylvania, Connecticut, New York, and Rhode Island.

Other services gross profit was $10.6 million in the fourth quarter, an increase of $0.9 million over the prior year quarter due primarily to the contribution from the acquisitions of the U.S. refined fuels assets.

Supply portfolio management related gross profits were $12.7 million in the fourth quarter, an increase of $0.3 million compared to the prior year quarter due to higher gross profits within the supply portfolio management business as a result of strong trading conditions offset in part by tight supply conditions.

Fixed-price energy services gross profit was $8.4 million in the fourth quarter, an increase of $4.8 million compared to the prior year quarter. Gross profit from natural gas was $7.5 million in the fourth quarter, an increase of $4.1 million or 121% compared to the prior year quarter, as gross profit of 93.8 cents per millions of gigajoules (GJ) was 129% higher than the prior year quarter, more than offsetting a 2% decrease in natural gas volumes sold. The prior year quarter natural gas gross profit was negatively impacted by a one-time, $2.4 million adjustment for utility transportation charges and settlements that was determined during the account reconciliation process. Additionally, the prior year natural gas gross profit was also impacted by approximately $2.0 million in foreign currency translation losses due to the dramatic appreciation of the US dollar relative to the Canadian dollar during the fourth quarter of 2008. Excluding the impact of the utility transportation charges and settlement along with the foreign exchange loss of $2.0 million in the prior year quarter, gross margins were consistent with the prior year quarter. Electricity gross profit in the fourth quarter of 2009 was $0.9 million, $0.7 million higher than the prior year quarter due to the aggregation of additional commercial customers over the past twelve months.

Fixed-Price Energy Services Gross Profit

	Three months ended December 31, 2009			Three months ended December 31, 2008		
(millions of dollars except volume and per unit amounts)	**Gross Profit**	**Volume**	**Per Unit**	Gross Profit	Volume	Per Unit
Natural Gas [1]	**7.5**	**8.0 GJ**	**93.8 ¢/GJ**	3.4	8.2 GJ	41.0 ¢/GJ
Electricity [2]	**0.9**	**68.0 KWh**	**1.32 ¢/KWh**	0.2	27.6KWh	0.87 ¢/KWh
Total	**8.4**			3.6		

	Year ended December 31, 2009			Year ended December 31, 2008		
(millions of dollars except volume and per unit amounts)	**Gross Profit**	**Volume**	**Per Unit**	Gross Profit	Volume	Per Unit
Natural Gas [1]	**29.6**	**32.8 GJ**	**90.2 ¢/GJ**	26.7	33.2 GJ	80.5 ¢/GJ
Electricity [2]	**2.0**	**193.0 KWh**	**1.04 ¢/KWh**	0.9	69.9KWh	1.23¢/KWh
Total	**31.6**			27.6		

[1] Natural gas volumes and per unit amounts are expressed in millions of gigajoules (GJ).

[2] Electricity volumes and per unit amounts are expressed in millions of kilowatt hours (KWh).

Cash operating and administrative costs of $71.6 million increased by $11.1 million or 18% from the prior year quarter. The increase in expenses was due primarily to the contribution from the acquisition of the U.S. refined fuels assets, offset in part by lower wages and benefits and fuel costs. Energy Services continues to actively manage expenses, particularly wages and benefits in response to fluctuations in volumes.

Acquisition of U.S. Refined Fuels Assets

On September 30, 2009, Superior acquired certain assets which make up a U.S. retail heating oil and propane distribution business (Sunoco U.S. refined fuels assets) from Sunoco, Inc. (R&M), and Sunoco, Inc. both of which are Pennsylvania corporations, for an aggregate purchase price of $96.5 million (US$90.0 million), inclusive of transaction related costs. The Sunoco U.S. refined fuels assets distribute a broad range of liquid fuels and propane gas and related services, serving markets in Pennsylvania and New York.

On December 11, 2009, Superior acquired certain assets which make up a retail heating oil, propane and motor fuels distributions business (Griffith CH U.S. refined fuels assets) from Griffith Energy Services Inc., for an aggregate purchase price of $82.0 million (US$77.4 million), inclusive of transaction related costs. The Griffith CH U.S. refined fuels assets distribute a broad range of liquid fuels and propane gas, serving markets in Connecticut, Pennsylvania and Rhode Island.

On January 20, 2010, Superior completed its acquisition of the shares of Griffith Holdings, Inc. (Griffith) for consideration of approximately US$125.0 million before adjustments for working capital. Griffith is a retail and wholesale distributor of retail propane, heating oil and motor fuels in upstate New York.

Together, the above acquisitions form the foundation for Superior's U.S. refined fuels distribution platform. The acquisitions are complementary to Superior's existing Energy Services business and will expand Energy Services' customer base and product diversification.

Outlook

Energy Services' expects EBITDA from operations for 2010 to be between $140 million and $150 million consistent with the previous outlook provided in Superior's press release dated January 20, 2010. Significant assumptions underlying its current outlook are:

- Average temperatures across Canada and the northeast United States are expected to be consistent with the most recent five-year average;
- Total propane, and U.S. refined fuels related sales volumes compared to 2009 are anticipated to increase due to increased economic activity and resulting demand;
- Wholesale propane, and U.S. refined fuels related prices will not significantly impact demand for propane, refined fuels and related services;
- Supply portfolio management and fixed-price energy services gross profit will be consistent with 2009 assuming normal volatility in the wholesale markets;
- Fixed price energy services will be able to access sales channel agents on acceptable contract terms;
- Natural gas markets in Ontario, Quebec and British Columbia will provide growth opportunities for fixed-priced energy services; and
- The commercial electricity market in Ontario and the retail electricity market in the northeastern U.S. are expected to provide additional growth opportunities for fixed-price energy services.

Energy Services' EBITDA from operations of $97.6 million for 2009 was lower than the outlook provided in Superior's 2009 third quarter MD&A of $104 million to $117 million due to reduced Canadian propane distribution gross profits and volumes throughout the fourth quarter as a result of lower than expected heating degree days and the continued general economic slowdown.

In addition to the significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of significant business risks affecting Energy Services' businesses.

Specialty Chemicals

Specialty Chemicals' condensed operating results for the three months and years ended December 31, 2009 and 2008 are provided in the following table.

(millions of dollars except per metric tonne (MT) amounts)	**Three months ended December 31,**				**Year ended December 31,**			
	2009		2008		**2009**		2008	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical [(1) (3)]	**105.2**	**657**	115.5	722	**448.6**	**708**	460.1	633
Technology	**1.4**	**9**	9.6	60	**8.2**	**13**	19.5	27
Cost of Sales								
Chemical [(1) (2)]	**(60.1)**	**(376)**	(52.1)	(325)	**(243.9)**	**(385)**	(232.3)	(319)
Technology	**(0.2)**	**(1)**	(6.5)	(41)	**(2.9)**	**(5)**	(12.0)	(17)
Gross Profit	**46.3**	**289**	66.5	416	**210.0**	**331**	235.3	324
Less: Cash operating and administrative costs[(3)]	**(27.7)**	**(173)**	(33.6)	(210)	**(117.0)**	**(184)**	(118.8)	(164)
EBITDA from operations	**18.6**	**116**	32.9	206	**93.0**	**147**	116.5	160
Chemical volumes sold (thousands of MTs)	**160**		160		**634**		727	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 10 and 14 to the unaudited Consolidated Financial Statements). In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this financial discussion to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and twelve months ended December 31, 2009 is $1.1 million and $(6.2) million in realized foreign currency forward contract gains (losses) and included in chemical cost of sales and for the three and twelve months ended December 31, 2009 is $(0.3) million and $0.1 million in realized fixed-price electricity gains (losses). Included in revenue for the three and twelve months ended December 31, 2008 is $(2.3) million and $4.0 million in realized foreign currency forward contract gains (losses) and included in chemical cost of sales for the three and twelve months ended December 31, 2008 is $4.8 million and $22.0 million in realized fixed-price electricity gains.

(2) Effective January 1, 2008, Superior adopted a revised Canadian Institute of Chartered Accountants (CICA) Handbook section related to Inventory. This section impacts the calculation of the cost of inventory at Specialty Chemicals, due to the requirement to inventory the cost of certain fixed overhead items, principally the amortization of property, plant and equipment. Additionally, this section requires that the amortization that is inventoried be classified as a component of cost of products sold once sold. As such, for the three and twelve months ended December 31, 2009, for purposes of the financial discussion, Superior has excluded $10.2 million and $37.5 million in non-cash amortization from cost of sales in the calculation of Specialty Chemicals EBITDA from operations and for the three and twelve months ended December 31, 2008, Superior has excluded $10.1 million and $38.9 million.

(3) For the three and twelve months ended December 31, 2009 for purposes of the financial discussion, Superior has reclassified $0.7 million and $2.6 million, of foreign currency translation losses related to US-denominated working capital from operating and administrative expense to revenue and for the three and twelve months ended December 31, 2008 has reclassified $4.8 million and $5.9 million of foreign currency translation gains related to US-denominated working capital from operating and administrative expense to revenue. Reclassification of the translation gains or losses provides improved matching to the income statement recognition of the underlying working capital item that resulted in the translation gains or losses.

Chemicals and technology revenues for the fourth quarter of $106.6 million were $18.5 million or 15% lower than the prior year quarter as result of reduced average selling prices and lower mix of chloralkali/potassium sales during the Port Edwards conversion. Technology revenues were below the prior year quarter as technology revenues and gross profits are dependent on the timing and number of projects. Fourth quarter gross profit was $46.3 million, comprised of $45.1 million from chemical sales and $1.2 million from technology projects. Chemical gross profit was $18.3 million lower than the prior year quarter due principally to reduced chloralkali/potassium gross profits as sodium chlorate gross profits were consistent with the prior year quarter. Chloralkali/potassium gross profits were impacted by reduced sales volumes due to the general economic slow down and reduced production due to the Port Edwards conversion project. In addition to lower sales volumes, gross profits were negatively impacted by higher input costs resulting from an increase in the price of potash, the primary input in the production of potassium products and increased finished products purchases to meet customer requirements during the Port Edwards conversion. Sodium chlorate gross profits were consistent with the prior year quarter as a 7% increase in sales volumes was offset by a decrease in the average selling price of sodium chlorate due to the appreciation of the Canadian dollar relative to the US dollar on US-denominated sales. Sodium chlorate sales volumes increased by 7,500 tonnes or 7% compared to the prior year quarter due principally to increased sales volumes in North America as a result of increased demand for pulp and higher overall sales volumes. Improved pulp market fundamentals led to pulp mill restarts in some operating areas. Sodium chlorate average selling prices were 6% lower than the prior year quarter due to the appreciation of the Canadian dollar relative to the US dollar on US-denominated sales and contract renewals at lower average selling prices. Notwithstanding strength in the North American pulp market, sodium chlorate producer capacity exceeded overall demand which also contributed to lower selling prices. Additionally lower average power rates due to reduced economic activity in North America also put

pressure on sodium chlorate selling prices. Technology gross profit was $1.9 million lower than the prior year quarter due to a decrease in the number of projects being completed and normal course expiration of royalty revenues.

Cash operating and administrative costs of $27.7 million were $5.9 million or 18% lower than the prior year quarter due to lower compensation costs, bad debt provisions and the impact of the appreciation of the Canadian dollar on US-denominated expenses.

Port Edwards Conversion Project Completion
Superior's project to convert its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology was completed and fully commissioned in the fourth quarter of 2009. Production was curtailed during most of the fourth quarter while final equipment installation, testing and commissioning were completed. Production was restarted in November 2009 and the facility was operating at full load production levels in December.

The conversion project maintains the facility's ability to produce sodium and potassium products, increases the production capacity by approximately 30%, provides a significant extension of the plant life and enhances the efficiency of electrical energy use. The total costs to complete the conversion were US$138.0 million, slightly above the revised estimate of US$130 million included in Superior's 2009 third quarter MD&A due to scope changes identified and addressed during the final stages of construction. See "Consolidated Capital Expenditure Summary" for additional details on costs incurred related to Port Edwards.

Outlook
Superior expects 2010 EBITDA from operations from its Specialty Chemicals business to be between $105 million and $115 million, consistent with the previous outlook provided in Superior's press release dated January 20, 2010. Significant assumptions underlying the current outlook are:

- Supply and demand fundamentals for sodium chlorate will be stronger than in 2009, resulting in increased sales volumes for 2010;
- Chloralkali/potassium revenues will be higher than 2009 due to the expansion of the Port Edwards project in late 2009 and increased economic activity resulting in increased sales volumes for 2010; and
- Average plant utilization for 2010 will be approximately 85-90%.

Specialty Chemicals EBITDA from operations of $93.0 million for 2009 was modestly lower than the outlook provided in Superior's 2009 third quarter MD&A of $95 million to $105 million due principally to the delayed start-up of the Port Edwards expansion which negatively impacted chloralkali/potassium product gross profit in the fourth quarter.

In addition to the significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of the significant business risks affecting Superior's Specialty Chemicals segment.

Construction Products Distribution
Construction Products Distribution's condensed operating results for the three months and years ended December 31, 2009 and 2008 are provided in the following table.

	Three months ended December 31,		Year ended December 31,	
(millions of dollars)	**2009**	2008	**2009**	2008
Distribution and direct sales revenue[(1)]	**176.7**	124.1	**469.5**	523.6
Distribution and direct sales cost of sales	**(130.0)**	(83.3)	**(347.2)**	(382.9)
Distribution and direct sales gross profit	**46.7**	40.8	**122.3**	140.7
Less: Cash operating and administrative costs	**(35.8)**	(27.3)	**(99.5)**	(103.3)
EBITDA from operations	**10.9**	13.5	**22.8**	37.4

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 10 and 14 to the unaudited Consolidated Financial Statements). In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this financial discussion to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and twelve months ended December 31, 2009 is $0.5 million and $0.5 million in realized foreign currency forward contract gains. Included in revenue for the three and twelve months ended December 31, 2008 is $nil million and $nil million in realized foreign currency forward contract gains.

Distribution and direct sales revenues of $176.7 million for the fourth quarter of 2009 was $52.6 million or 42% higher than the prior year quarter due primarily to the contribution from the acquisition of SPI offset in part by reduced sales volumes and lower selling prices. Distribution and direct sales gross profit of $46.7 million in the fourth quarter was $5.9 million or 14% higher than the prior year quarter, due principally to the contribution of the acquisition of SPI, offset in part by the impact of reduced sales volumes and lower percentage sales margins. Distribution drywall sales volumes, an indicator of overall distribution sales volumes, decreased by 18% from the prior year quarter. The decrease in distribution sales volumes was largely due to the ongoing slowdown in new home residential housing starts and commercial building activity which negatively impacted volumes in most operating regions, particularly in British Columbia and the U.S. Sales volumes were also negatively impacted by the general economic slowdown throughout North America. Percentage sales margins were lower than the prior year quarter as a result of competitive pressures and lower margin sales contribution from SPI. Cash operating and administrative costs of $35.8 million were $8.5 million or 31% higher than the prior year quarter due to the contribution of the acquisition of SPI, offset in part by the impact of aggressive cost reduction programs and lower warehouse wages and fleet costs due to reduced sales volumes.

Acquisition of Specialty Products & Insulation Co. (SPI)
On September 24, 2009, Superior completed its acquisition of the shares of SPI for consideration of approximately $142.1 million (US$132.1 million), inclusive of transaction related costs. SPI is a US national distributor of insulation and architectural products in the commercial and industrial markets. The acquisition of SPI further diversifies Superior's Construction Products Distribution segment through SPI's leading market position in 28 states, served by its 71 operation centres and 11 primary fabrication facilities.

Outlook

Superior expects Construction Products Distribution's EBITDA from operations for 2010, inclusive of the acquisition of SPI, to be between $40 million and $50 million, consistent with the previous outlook provided in Superior's press release dated January 20, 2010. Significant assumptions underlying its current outlook are:

- Sales volumes in 2010 compared to 2009 are expected to modestly improve as suggested by positive leading indicators in new home residential activity in both Canada and the United States; and
- Sales volumes for industrial insulation products in 2010 will be consistent with the prior year while commercial volumes in 2010 will be lower due to reduced commercial economic activity compared to the prior year.

Construction Products Distribution's EBITDA from operations of $22.8 million for 2009 was consistent with the outlook provided in Superior's 2009 third quarter MD&A of $20 million to $25 million.

In addition to the Construction Products Distribution segment's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of the significant business risks affecting Superior's Construction Products Distribution segment.

Consolidated Capital Expenditure Summary

(millions of dollars)	Three months ended December 31, 2009	2008	Year ended December 31, 2009	2008
Efficiency, process improvement and growth related	**5.0**	11.3	**22.9**	26.3
Other capital	**4.0**	2.7	**9.9**	7.6
Port Edwards conversion project	**19.2**	32.3	**106.5**	49.8
	28.2	46.3	**139.3**	83.7
Acquisition of SPI [1]	**0.3**	–	**142.1**	–
Acquisition of U.S. refined fuels assets	**82.4**	–	**178.5**	–
Other acquisitions	**0.1**	–	**0.8**	24.5
Earn-out payment on prior acquisition	–	–	**0.6**	0.5
Transaction with Ballard Power Systems Inc. (Ballard)	–	46.3	–	46.3
Proceeds on disposal of facility	–	–	–	4.0
Proceeds on disposition of capital	**(0.9)**	(4.9)	**(4.8)**	(7.5)
Total net capital expenditures	**110.1**	87.7	**456.5**	143.5

[1] Includes the issuance of $32.6 million of common shares that were issued by way of private placement at a deemed price of $11.63 per share.

Efficiency, process improvement and growth related expenditures were $5.0 million in the fourth quarter compared to $11.3 million in the prior year quarter. Efficiency, process improvement and growth related expenditures were incurred in relation to Specialty Chemicals' electrical cell replacement program, other efficiency projects and Energy Services' business transformation project. Other capital expenditures were $4.0 million in the fourth quarter compared to $2.7 million in the prior year quarter, consisting primarily of required maintenance and general capital at Energy Services and Specialty Chemicals. Specialty Chemicals incurred $19.2 million (US$18.2 million) in the fourth quarter of 2009 related to its Port Edwards conversion project, and has incurred US$138.0 million cumulatively on the project which is $8.0 million higher than the previously estimated cost of US$130.0 million. The Port Edwards conversion project was fully commissioned in the fourth quarter of 2009, although it is likely that a small amount of capital will be required in 2010 as non-critical items are completed, see Specialty Chemicals for further details. During the fourth quarter, as previously discussed, Superior completed the acquisition of certain Griffith CH U.S. refined fuels assets for $82.4 million. Proceeds on the disposal of capital were $0.9 million in the fourth quarter and consisted of Superior's disposition of surplus tanks and cylinders; the prior year quarter included the non-recurring sale of excess land at Specialty Chemicals.

Corporate and Interest Costs

Corporate costs for the fourth quarter were $3.2 million, compared to $6.0 million in the prior year quarter. The decrease in corporate costs compared to the prior year quarter was due principally to $0.3 million in foreign currency translation gains on the revaluation of US dollar cash transactions and US dollar-denominated interest payable compared to losses of $2.1 million in prior year quarter. Excluding the impact of foreign currency translation gains and losses, the decrease in corporate costs was impacted by reduced employee compensation and long-term incentive plan costs due to quarter-over-quarter fluctuations in the market value of Superior's share price as compared to the prior year quarter.

Interest expense on revolving term bank credits and term loans for the fourth quarter was $1.6 million, a decrease of $4.4 million from the prior year quarter. The decrease in interest costs was primarily due to the inclusion of $6.1 million in realized gains due to the early termination of Superior's interest rate swaps in December of 2009. Excluding the realized gains on the early termination, interest costs increased primarily due to the impact of higher average debt levels due to the acquisitions completed in the third and fourth quarters and higher interest costs associated with the issuance of 8.25% senior unsecured debentures on October 27, 2009. See "Liquidity and Capital Resources" discussion for further details on the change in average debt levels.

Interest on Superior's convertible unsecured subordinated debentures ("Debentures" which includes all series of convertible unsecured subordinated debentures) was $5.1 million for the fourth quarter of 2009, $1.5 million higher than the prior year quarter of $3.6 million. The increase in debenture interest is due to the issuance of $69.0 million, 7.50% convertible debentures on August 28, 2009, due in part to the acquisition of SPI and the U.S. refined fuels assets as previously discussed.

Taxation
Total income tax expense for the fourth quarter was $21.0 million, and consists of $4.2 million in cash income tax recoveries and $25.2 million in future income taxes, compared to a total income tax recovery of $15.8 million in the prior year quarter, which consisted of $3.6 million in cash income taxes and a $19.4 million future income tax recovery.

Cash income and withholding taxes for the fourth quarter were a recovery of $4.2 million and consisted of a cash tax recovery in the US of $4.6 million and a Canadian capital and withholding tax expense of $0.4 million (2008 Q4 - $3.6 million of US cash taxes expense and withholding taxes of nil). The decrease in US cash income taxes was primarily due to the tax amortization resulting from the commissioning of the Port Edwards conversion in the fourth quarter of 2009. Future income tax expense for the fourth quarter of 2009 was $25.2 million (2008 Q4 - $19.4 million future income tax recovery), resulting in a corresponding net future income tax asset of $322.8 million as at December 31, 2009 and a net deferred credit of $270.9 million. Future income taxes were impacted by the acquisitions completed during the fourth quarter.

Consolidated Outlook
Superior expects adjusted cash flow from operations for 2010 to be between $1.95 and $2.15 per share. Superior's previous outlook for 2010 as provided in the 2009 third quarter MD&A was between $2.05 and $2.25 per share. Superior's consolidated adjusted operating cash flow outlook is dependent on the operating results of its three operating segments. See the discussion of operating results by segment for additional details on Superior's 2010 guidance. In addition to the operating results of Superior's three operating segments, significant assumptions underlying Superior's current 2010 outlook are:

- The economic conditions in Canada and the United States are expected to improve in 2010 compared to 2009;
- Superior continues to attract capital and obtain financing on acceptable terms;
- The foreign currency exchange rate between the Canadian and US dollar is expected to average 1.05 in 2010 on all unhedged foreign currency transactions;
- Financial and physical counterparties continue to fulfill their obligations to Superior;
- Regulatory authorities do not impose any new regulations impacting Superior;
- The 2010 average floating interest rates and floating debt are expected to increase modestly over 2009; and
- US based cash taxes for 2010 are expected to be minimal in 2010 as a result of the tax basis associated with the completion of the Port Edwards conversion.

Consolidated adjusted operating cash flow for 2009 of $1.80 per share was below Superior's outlook provided in its 2009 third quarter MD&A of $1.90 to $2.05. The shortfall was due principally to lower than expected operating results from Energy Services due to reduced propane margins along with lower operating results from Specialty Chemicals due primarily to lower gross margin on chloralkali/potassium products. Refer to the Energy Services and Specialty Chemicals sections for a detailed review of their operating results.

In addition to Superior's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Superior's significant business risks.

Liquidity and Capital Resources
Superior's revolving term bank credit (Credit Facility) and term loans before deferred financing fees, including $92.7 million related to Superior's accounts receivable securitization program totaled $738.1 million as at December 31, 2009, an increase of $160.4 million from December 31, 2008. The increase in revolving term bank credits and terms loans is predominately due to Superior's acquisition of SPI, Sunoco U.S. refined fuels assets, and Griffith CH U.S. refined fuels assets in addition to capital expenditures related to the Port Edward's conversion, offset in part by the non-cash impact of the depreciation of the US dollar relative to the Canadian dollar on US-denominated debt (approximately $40 million), the issuance of equity during the year, the issuance of $69.0 million in convertible unsecured subordinated debentures and by operating cash flow in excess of dividends for the year. See "Summary of Cash Flows" for a complete summary of Superior's sources and uses of cash.

As at December 31, 2009, Debentures before deferred issue costs issued by Superior totaled $316.7 million, which is $69.1 million higher than the balance as at December 31, 2008. The increase in Debentures is due to the issuance of $69.0 million in 7.50% convertible unsecured subordinated debentures during the third quarter, issued in part to finance the acquisition of SPI. The 7.50% debentures mature December 31, 2014. See Note 8 to the unaudited Consolidated Financial Statements for additional details on Superior's Debentures.

As at December 31, 2009, approximately $223.6 million was available under the Credit Facility and accounts receivable securitization program, which Superior considers sufficient to meet its net working capital funding requirements and expected capital expenditures.

Consolidated net working capital was $183.8 million as at December 31, 2009, an increase of $37.1 million from net working capital of $146.7 million as at December 31, 2008. The increase in net working capital from the prior year is due to higher net working capital at Energy Services as a result of the acquisition of the U.S. refined fuels assets, offset in part by a year over year reduction in the retail cost of propane and lower sales volumes. Higher net working capital levels at Construction Products Distribution are due primarily to the impact of the acquisition of SPI offset in part by reduced sales activity and inventory management initiatives, while net working capital at Specialty Chemicals was impacted by reduced sales volumes. Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program.

As at December 31, 2009, Superior's senior debt and total debt to compliance EBITDA ratios are 2.7 and 3.8 times, respectively (December 31, 2008, 2.3 and 3.4 times, respectively), after taking into account the impact of the off-balance sheet receivable sales program amounts and the impact of cash on hand. These ratios are within the requirements contained in Superior's debt covenants, which restrict its ability to pay dividends. In accordance with Superior's credit facilities, Superior must maintain a consolidated debt to compliance EBITDA ratio of not more than 5.0 to 1.0. In addition, Superior must maintain a consolidated senior debt to compliance EBITDA ratio of not more than 3.0 to 1.0 and not more than 3.5 to 1.0 as a result of acquisitions. Distributions (including payments to debenture holders) cannot exceed compliance EBITDA, less cash income taxes and certain capital expenditures, plus $25.0 million on a trailing twelve month rolling basis. At December 31, 2009, the senior debt ratio when calculated in accordance with Superior's senior banking agreements was 2.8 times to 1.0 (December 31, 2008 – 2.4 times) and the total debt ratio when calculated in accordance with Superior's senior bank agreements was 2.8 times to 1.0 (December 31, 2008 – 2.4 times). The total debt to compliance EBITDA for purposes of senior credit agreements does not include the Debentures. See "Expansion of Superior's Credit Facility".

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivable on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements, which represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2009, proceeds of $92.7 million (December 31, 2008 – $100.0 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 5 to the unaudited Consolidated Financial Statements). Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements. Effective April 30, 2009, Superior extended the maturity of its accounts receivable securitization program until June 29, 2010.

On October 16, 2009, DBRS confirmed Superior LP's senior secured notes rating at BBB(low) and issued a new rating on Superior LP's senior unsecured debentures of BB(high). On October 19, 2009, Standard and Poor's confirmed Superior LP's senior secured long-term debt credit rating at BBB- and a corporate credit rating of BB+ with a negative outlook. Standard and Poor's issued a new rating on Superior LP's senior unsecured debentures of BB-.

On January 20, 2010, DBRS confirmed Superior LP's senior secured notes and senior unsecured debenture ratings at BBB(low) and BB(high), respectively, both with stable trends. On January 21, 2010, Standard and Poor's confirmed Superior LP's credit ratings were unaffected upon the announcement by Superior to acquire Griffith Holdings Inc. on January 20, 2010.

Expansion of Superior's Credit Facility
On January 27, 2010, Superior and its subsidiaries, Superior LP and Superior Plus U.S. Holdings Inc., completed an expansion of the Credit Facility from $570 million to $600 million. In addition, certain debt definitions used in the calculation of Superior's financial covenant ratios in the Credit Facility have been amended, together with corresponding amendments to the related financial covenant ratios. The previous consolidated senior debt coverage ratio requirement has been replaced with a consolidated secured debt (as defined in the Credit Facility) coverage ratio requirement. The new definition of consolidated secured debt under the Credit Facility excludes the $150 million of senior unsecured debentures of Superior Plus LP issued on October 27, 2009, which are still included in the calculation of total debt for the purposes of the total debt coverage ratio requirement. As a result of the new definition of consolidated secured debt, Superior must maintain a consolidated secured debt to compliance EBITDA ratio of not more than 3.0 to 1.0 compared to the previous senior debt to compliance EBITDA ratio which was 3.5 to 1.0. Superior is permitted, as a result of acquisitions, to increase its consolidated secured debt to compliance EBITDA ratio to 3.5 to 1.0 for a period of 90 days. Superior's total debt, excluding convertible unsecured subordinated debentures, to compliance EBITDA coverage ratio requirement for compliance purposes is unchanged at not more than 5.0 to 1.0.

At December 31, 2009, Superior had an estimated defined benefit pension solvency deficiency of approximately $24 million. Funding requirements required by applicable pension legislation are based upon solvency actuarial assumptions. These assumptions differ from the going concern actuarial assumptions used in Superior's financial statements. Superior has sufficient liquidity through existing revolving term bank credits and anticipated future operating cash flow to fund this deficiency over the prescribed funding period.

In the normal course of business, Superior is subject to lawsuits and claims. Superior believes the resolution of these matters will not have a material adverse effect, individually or in the aggregate, on Superior's liquidity, consolidated financial position or results of operations. Superior records costs as they are incurred or when they become determinable.

Shareholders' Capital
The weighted average number of shares outstanding during the fourth quarter was 98.5 million shares, an increase of 10.1 million shares compared to the prior year quarter, due to the issuance of 4,166,667 common shares for gross consideration of $50,000,004 or $12.00 per common share, and the issuance of 595,500 common shares for gross proceeds of $6.8 million during the fourth quarter. In addition to the common shares issued in the fourth quarter, 6,773,135 common shares were issued in the third quarter to partially finance the SPI acquisition and Sunoco U.S. refined fuel assets acquisition.

As at February 18, 2010, December 31, 2009, and December 31, 2008, the following shares and securities convertible into shares were outstanding:

	February 18, 2010		**December 31, 2009**		December 31, 2008	
(millions)	**Convertible Securities**	**Shares**	**Convertible Securities**	**Shares**	Convertible Securities	Shares
Common shares outstanding [1]		104.9		**99.9**		88.4
5.75% Debentures (convertible at $36.00 per share)	$174.9	4.9	**$174.9**	**4.9**	$174.9	4.9
5.85% Debentures (convertible at $31.25 per share)	$75.0	2.4	**$75.0**	**2.4**	$75.0	2.4
7.50% Debentures (convertible at $13.10 per share)	$69.0	5.3	**$69.0**	**5.3**	$–	–
Shares outstanding, and issuable upon conversion of debentures		117.5		**112.5**		95.7

[1] Common shares outstanding as at February 18, 2010, includes 5,002,500 of common shares issued subsequent to December 31, 2009 in relation to the acquisition of Griffith.

Dividends/Distributions Paid to Shareholders/Unitholders
Superior's dividends/distributions to its shareholders/unitholders are dependent on its cash flow from operating activities with consideration for changes in working capital requirements, investing activities and financing activities of Superior. See "Summary of Adjusted Operating Cash Flow" on page 8 and "Summary of Cash Flows" on page 21 for additional details on the sources and uses of Superior's cash flow.

Dividends paid to shareholders for the quarter ended December 31, 2009 totaled $39.9 million or $0.405 per share, an increase of $4.1 million as compared to the fourth quarter of 2008 due to the issuance of common shares during the third and fourth quarters. Superior's current monthly dividend is $0.135 per share ($1.62 on an annualized basis). Dividends to shareholders are declared at the discretion of Superior..

Superior's primary sources and uses of cash have been detailed in the table below:

Summary of Cash Flows [1]

	Three months ended December 31,		Year ended December 31	
(millions of dollars)	**2009**	2008	**2009**	2008
Cash flows from operating activities	**3.6**	53.5	**191.3**	207.6
Investing activities:				
Purchase of property, plant and equipment [2]	**(28.2)**	(46.3)	**(139.3)**	(84.2)
Proceeds on disposal of property, plant and equipment	**0.9**	0.9	**4.8**	7.5
Proceeds on disposal of facility	–	4.0	–	4.0
Acquisition of SPI [1]	**(0.3)**	–	**(109.5)**	–
Acquisition of U.S. refined fuels assets	**(82.4)**	–	**(178.5)**	–
Other acquisitions	**(0.1)**	–	**(0.8)**	(24.5)
Transactions with Ballard	–	(46.3)	–	(46.3)
Earn-out payment on prior acquisition	–	–	**(0.6)**	–
Cash flows from investing activities	**(110.1)**	(87.7)	**(423.9)**	(143.5)
Financing activities:				
Dividends to shareholders	**(39.9)**	(35.8)	**(148.2)**	(142.2)
Revolving term bank credits and term loans	**72.7**	(7.6)	**210.1**	82.6
Issuance of 7.50% convertible debentures	–	–	**65.8**	–
Issuance of common shares	**54.8**	–	**97.8**	–
Net proceeds of accounts receivable securitization program	**25.9**	100.0	**(7.3)**	–
Realized gain on financial instruments	–	–	**7.7**	–
Other	**(2.0)**	(11.4)	**14.9**	(11.4)
Proceeds from distribution reinvestment plan	–	–	–	8.9
Cash flows from financing activities	**111.5**	45.2	**240.8**	(62.1)
Net increase (decrease) in cash	**5.0**	11.0	**8.2**	2.0
Cash beginning of period	**19.3**	5.1	**16.1**	14.1
Cash end of period	**24.3**	16.1	**24.3**	16.1

[1] See the unaudited Consolidated Statements of Cash Flows for additional details.
[2] See "Consolidated Capital Expenditure Summary" for additional details.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, Energy Services entered into natural gas financial swaps primarily with Macquarie Cook Energy Canada Ltd. (formerly, Constellation Energy Commodities Group Inc.) for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, Energy Services maintains its natural gas swap positions with seven additional counterparties. Energy Services monitors its fixed-price natural gas positions on a daily basis to evaluate compliance with established risk management policies. Superior maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

Energy Services entered into electricity financial swaps with three counterparties to manage the economic exposure of providing fixed-price electricity to its customers. Energy Services monitors its fixed-price electricity positions on a daily basis to evaluate compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

Energy Services entered into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Energy Services monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Specialty Chemicals has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed. Substantially all of the fair value with respect to these agreements is with a single counterparty.

Superior, on behalf of its operating divisions, entered into foreign currency forward contracts with ten counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. Energy Services contracts a portion its fixed-price natural gas, propane and heating oil purchases and sales in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. Specialty Chemicals enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

As at December 31, 2009, Energy Services had hedged approximately 100% of its US dollar natural gas and propane purchase (sales) obligations and Specialty Chemicals had hedged 94% and 51% of its estimated US dollar exposure for the remainder of 2010 and 2011. Energy Services had hedged approximately 45% of its estimated US dollar exposure for the remainder of 2010 and 2011. Construction Products Distribution had hedged approximately 95% and 62% of its estimated US dollar exposure for the remainder of 2010 and 2011. The estimated sensitivity on adjusted operating cash flow for Superior, including divisional US exposures and the impact on US-denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate for 2010 is $0.2 million, after giving effect to United States forward contracts for 2010, as shown in the table below. Superior's sensitivities and guidance are based on an anticipated Canadian to USD foreign currency exchange rate for 2010 of 1.05.

(US$ millions)	2010	2011	2012	2013	2014	2015 and Thereafter	Total
Energy Services – US$ forward purchases [1]	(54.8)	(5.4)	–	–	–	–	(60.2)
Energy Services – US$ forward sales	28.9	24.6	24.0	24.0	–	–	101.5
Construction Products Distribution – US$ forward sales	23.5	18.0	24.0	24.0	–	–	89.5
Specialty Chemicals – US$ forward sales	117.4	82.5	56.5	33.0	–	–	289.4
Net US $ forward sales	115.0	119.7	104.5	81.0	–	–	420.2
Energy Services– Average US$ forward purchase rate [1]	1.16	1.11	–	–	–	–	1.15
Energy Services – Average US$ forward rate	1.09	1.06	1.06	1.06	–	–	1.07
Construction Products Distribution – Average US$ forward sales rate	1.08	1.06	1.06	1.07	–	–	1.07
Specialty Chemicals – Average US$ forward sales rate	1.08	1.17	1.10	1.08	–	–	1.11
Net average external US$/Cdn$ exchange rate	1.10	1.13	1.08	1.07	–	–	1.10
Specialty Chemicals – Euro forward sales	5.1	0.3	–	–	–	–	5.4
Specialty Chemicals – Average Euro forward sales rate	1.58	1.58	–	–	–	–	1.58

(1) Energy services is now sourcing its fixed-price natural gas requirements in Canadian dollars, as such, it will no longer be required to use United States dollar forward contracts to fix its Canadian dollar exposure.

Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Energy Services and Construction Products Distribution deal with a large number of small customers, thereby reducing this risk. Specialty Chemicals, due to the nature of its operations, sells its products to a relatively small number of customers. Specialty Chemicals mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. Energy Services has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide Energy Services with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. Energy Services actively monitors the credit worthiness of its direct bill industrial customers.

For additional details on Superior's financial instruments, including the amount and classification of gains and losses recorded in Superior's third quarter Consolidated Financial Statements, summary of fair values, notional balances, effective rates and terms, and significant assumptions used in the calculation of the fair value of Superior's financial instruments, see Note 10 to the unaudited Consolidated Financial Statements.

Internal Control over Financial Reporting

The certifying officers have limited the scope of their interim certification under National Instrument 52-109 for the design of Disclosure Controls & Procedures and Internal Controls over Financial Reporting to exclude controls, policies and procedures due to the acquisition of Griffith CH U.S. refined fuels assets on December 11, 2009. The results of operations in the quarter are immaterial and are described in the Energy Services – U.S. Refined Fuels sections of this financial discussion. The asset and liabilities acquired are described in Note 4 to the unaudited Consolidated Financial Statements.

Critical Accounting Policies and Estimates

Superior's unaudited Consolidated Financial Statements have been prepared in accordance with GAAP. The significant accounting policies are described in the Consolidated Financial Statements, see Note 2 on pages 61 to 66 of the 2008 annual report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting estimates relate to the allowance for doubtful accounts, employee future benefits, future income tax assets and liabilities, the valuation of derivatives and non-financial derivatives and asset impairments and the assessment of potential asset retirement obligations.

Changes in Accounting Policies

Financial Assets and Financial Liabilities

On January 1, 2009, Superior adopted the requirements of guidance provided by the CICA related to the application of credit risk and the determination of the fair value of financial assets and liabilities. Superior adopted the guidance retrospectively, but did not restate prior periods. Accordingly, Superior decreased the carrying value of its net financial instrument assets and liabilities as at January 1, 2009, by $0.4 million, with a corresponding increase of $0.1 million to Superior's future income tax asset and an increase of $0.3 million to Superior's opening accumulated deficit; comparative earnings and financial assets and liabilities for prior periods have not been restated. See the unaudited Consolidated Financial Statements for additional details.

Financial Instruments – Disclosure

The CICA has amended Handbook Section 3862 *Financial Instruments – Disclosure*. These amendments require enhanced disclosure on the fair value of certain financial instruments. The amendments are effective for annual financial statements on or after September 30, 2009. Superior adopted these changes amendments in the fourth quarter of 2009. See the unaudited Consolidated Financial Statements for additional details.

Goodwill and Intangible Assets

On January 1, 2009, Superior adopted CICA Handbook Section 3064 Goodwill and Intangible Assets. This standard provides more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section

harmonizes GAAP with International Financial Reporting Standards (IFRS). Adoption of this standard did not have an impact on Superior.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of GAAP with International Financial Reporting Standards (IFRS) for publicly accountable enterprises, including Superior Plus Corp. The changeover date from GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

During 2008, Superior formed an IFRS project team to develop an IFRS transition plan. Superior's approach is to assess and coordinate ongoing training requirements in conjunction with the development of a comprehensive diagnostic/planning document throughout the first and second quarters of 2009. Superior's diagnostic plan will include the assessment of differences between GAAP and IFRS, options available under IFRS, potential system requirements as a result of the adoption of IFRS, and the impact on internal controls and other business activities. During the fourth quarter of 2009, Superior completed the majority of its comprehensive diagnostic and began work on the development and execution of a detailed IFRS transition plan.

At this time, Superior is unable to reasonably estimate the impact that the adoption of IFRS may have on its future operating results or financial position. Superior's preliminary assessment of areas that may have a significant impact upon adoption of IFRS consist of, but may not be limited to:

- Property, plant and equipment may be impacted by the requirement to record and amortize on the basis of material components;
- Employee future benefit obligations will be impacted as IFRS does not allow the deferral of certain actuarial gains and losses which are currently deferred under GAAP;
- Asset impairments recorded in prior years, under certain circumstances, are eligible to be reversed under IFRS;
- The classification of a lease arrangement as either an operating lease or a finance/capital lease may differ under IFRS;
- The assessment and accounting treatment of off-balance sheet arrangements such as Superior's accounts receivable securitization program may differ under IFRS;
- The classification of financial statement items may differ under IFRS;
- Financial statement disclosures under IFRS tend to be more comprehensive than those under GAAP; and
- The impact on various credit agreements, if any.

Superior will continue to assess the impact of IFRS throughout 2010, including the impact on its consolidated financial statements, financial reporting systems and internal control systems, and Superior is expected to disclose the quantitative impact of IFRS during 2010.

Quarterly Financial and Operating Information

(millions of dollars except per trust unit amounts)	2009 Quarters Fourth	2009 Quarters Third	2009 Quarters Second	2009 Quarters First	2008 Quarters Fourth	2008 Quarters Third	2008 Quarters Second	2008 Quarters First
Canadian propane sales volumes (millions of litres)	**373**	224	249	431	390	244	274	469
U.S. refined fuels sales volumes (millions of litres)	**153**	–	–	–	–	–	–	–
Natural gas sales volumes (millions of GJs)	**8**	8	8	8	8	8	8	9
Electricity sales volumes (millions of KwH)	**68**	56	38	31	28	18	14	10
Chemical sales volumes (thousands of metric tonnes)	**160**	163	155	155	160	188	188	191
Gross profit	**203.3**	126.9	134.9	188.3	193.1	152.8	153.3	169.9
Net earnings (loss)	**17.4**	33.0	23.4	(5.5)	(19.9)	(203.9)	164.3	127.2
Per share, basic	**$0.17**	$0.37	$0.26	$(0.06)	$(0.23)	$(2.31)	$1.86	$1.44
Per share, diluted	**$0.17**	$0.37	$0.26	$(0.06)	$(0.23)	$(2.31)	$1.86	$1.44
Adjusted operating cash flow	**64.4**	19.3	18.9	61.3	65.0	33.5	38.1	55.7
Per share, basic and diluted	**$0.65**	$0.22	$0.21	$0.69	$0.74	$0.38	$0.43	$0.63
Net working capital [1]	**183.8**	132.0	72.0	83.7	152.2	227.4	217.6	256.3

[1] Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities, current portion of term loans and dividends and interest payable to shareholders and debentureholders.

Reconciliation of Net Earnings to EBITDA from Operations [1][2]

For the three months ended December 31, 2009	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**
Net earnings	**34.6**	**3.8**	**9.0**
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**6.5**	**1.2**	**1.9**
Amortization included in cost of sales	**–**	**10.2**	**–**
Energy Services non-cash pension expense	**0.6**	**–**	**–**
Unrealized (gains) losses on financial instruments	**(1.1)**	**3.4**	**–**
EBITDA from operations	**40.6**	**18.6**	**10.9**

For the three months ended December 31, 2008	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**
Net earnings (loss)	(37.3)	18.9	12.3
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	1.2	2.4	1.2
Amortization included in cost of sales	–	10.1	–
Energy Services non-cash pension expense	0.5	–	–
Unrealized (gains) losses on financial instruments	73.4	1.5	–
Gain on disposal of facility	–	-	–
EBITDA from operations	37.8	32.9	13.5

For the year ended December 31, 2009	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**
Net earnings	**53.1**	**19.6**	**17.6**
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**19.9**	**4.8**	**5.2**
Amortization included in cost of sales	**–**	**37.5**	**–**
Energy Services non-cash pension expense	**1.7**	**–**	**–**
Unrealized (gains) losses on financial instruments	**22.9**	**31.1**	**–**
EBITDA from operations	**97.6**	**93.0**	**22.8**

For the year ended December 31, 2008	Energy Services	Specialty Chemicals	Construction Products Distribution
Net earnings	14.2	90.3	33.0
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	12.7	6.5	4.4
Amortization included in cost of sales	–	38.9	–
Energy Services non-cash pension expense	2.4	–	–
Unrealized (gains) losses on financial instruments	74.0	(15.2)	–
Gain on disposal of facility	–	(4.0)	–
EBITDA from operations	103.3	116.5	37.4

(1) See the unaudited Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs, amortization included in cost of sale, non-cash pension expense, unrealized (gains) losses on financial instruments and gain on disposal of facility.

(2) See "Non-GAAP Financial Measures" for additional details.

Risk Factors to Superior

The risks factors and uncertainties detailed below are a summary of Superior's assessment of its material risk factors as identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". For a detailed discussion of these risks, see Superior's 2008 Annual Information Form filed on the Canadian Securities Administrator's website, www.sedar.com and Superior's website, www.superiorplus.com.

Risks to Superior

Superior is entirely dependent upon the operations and assets of Superior LP. Superior's ability to make dividend payments to shareholders is dependent upon the ability of Superior LP to make distributions on its outstanding limited partnership units as well as the operations and business of Superior LP.

Although Superior intends to distribute the income allocated from Superior LP, less the amount of its expenses, indebtedness and other obligations and less amounts, if any, Superior pays in connection with the redemption of common shares, there is no assurance regarding the amounts of cash to be distributed by Superior LP or generated by Superior LP and therefore funds available for dividends to shareholders. The actual amount distributed in respect of the limited partnership units will depend on a variety of factors including, without limitation, the performance of Superior LP's operating businesses, the effect of acquisitions or dispositions on Superior LP, and other factors that may be beyond the control of Superior LP or Superior. In the event significant sustaining capital expenditures are required by Superior LP or the profitability of Superior LP declines, there would be a decrease in the amount of cash available for dividends to shareholders and such decrease could be material.

Superior's dividend policy and the distribution policy of Superior LP are subject to change at the discretion of the board of directors of Superior or the board of directors of Superior General Partner Inc., as applicable. Superior's dividend policy and the distribution policy of Superior LP are also limited by contractual agreements including agreements with lenders to Superior and its affiliates and by restrictions under corporate law.

The credit facilities of Superior LP contain covenants that require Superior LP to meet certain financial tests and that restrict, among other things, the ability of Superior LP to incur additional debt, dispose of assets or pay dividends/distributions in certain circumstances. These restrictions may preclude Superior LP from returning capital or making distributions on the limited partnership units.

The payout by Superior LP of substantially all of its available cash flow means that capital expenditures to fund growth opportunities can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Superior LP and, over time, have a material adverse effect on the amount of cash available for dividends to Shareholders.

To the extent that external sources of capital, including public and private markets, become limited or unavailable, Superior's and Superior LP's ability to make the necessary capital investments to maintain or expand the current business and to make necessary principal payments, uncertainties and assumptions under its term credit facilities may be impaired.

Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments. Demand levels for approximately half of Energy Services' sales and substantially all of Specialty Chemicals and Construction Products Distribution's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, there is a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates.

A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/US dollar exchange rate can impact profitability. Superior attempts to mitigate this risk by hedging.

The timing and amount of capital expenditures incurred by Superior LP or by its subsidiaries will directly affect the amount of cash available to Superior for dividends to shareholders. Dividends may be reduced, or even eliminated, at times when significant capital expenditures are incurred or other unusual expenditures are made.

If the board of directors of Superior decides to issue additional common shares, preferred shares or securities convertible into common shares, existing shareholders may suffer significant dilution.

Superior has, through the contractual provisions in the Arrangement Agreement, the Indemnity Agreement and the Divestiture Agreement, and through securing certain insurance coverage, attempted to ensure that the liabilities and obligations relating to the business of Ballard are transferred to and assumed by New Ballard, that Superior is released from any such obligations and, even where such transfer or release is not effective or is not obtained, Superior is indemnified by New Ballard for all such obligations. However, in the event New Ballard fails or is unable to meet such contractual obligations to Superior, Superior could be exposed to liabilities and risks associated with the operations of Ballard which include, without limitation, risks relating to claims with respect to intellectual property matters, product liability or environmental damages.

There can be no assurances that income tax laws in the numerous jurisdictions in which Superior operates will not be changed in a manner which adversely affects Superior and its shareholders. In addition, there can be no assurance that the Canadian Revenue Agency (or provincial tax agency), U.S. Internal Revenue Service (or a state or local tax agency), or the Chilean Internal Revenue Service (collectively the "Tax Agencies") will agree with how Superior calculates its income for tax purposes or that the various Tax Agencies will not change their administrative practices to the detriment of Superior or its Shareholders. In particular, there is the possibility that the Canada Revenue Agency could challenge the tax consequences of the Plan of Arrangement or prior Ballard transactions which could potentially affect the availability or amount of the tax basis or other tax accounts of Superior.

Risks to Superior's segments

Energy Services

Canadian Propane Distribution and U.S. Refined Fuels

Propane is sold in competition with other energy sources such as fuel oil, electricity and natural gas, along with alternative energy sources that are currently under development. In addition to competition from other energy sources, Superior competes with other retail marketers. Superior's ability to remain an industry leader depends on its ability to provide reliable service at competitive selling prices.

Competition in the U.S. Refined Fuels business markets generally occurs on a local basis between large full service, multi-state marketers and smaller local independent marketers. Although the industry has seen a continued trend of consolidation over the past several years, the top ten multi-state marketers still contribute only one-third of total retail sales in the United States. Marketers primarily compete based upon price and service and tend to operate in close proximity to customers, typically within a 35-mile marketing radius from a central depot, to lower delivery costs and provide prompt service.

Weather and general economic conditions affect propane and refined fuels market volumes. Weather influences the demand for propane and heating oil used primarily for space heating uses and also for agricultural applications.

The trend towards increased conservation measures and technological advances in energy efficiency may have a detrimental effect on propane demand and Superior's sales. Further, increases in the cost of propane encourage customers to conserve fuel and to invest in more energy-efficient equipment, reducing demand. Changes in propane supply costs are normally passed through to customers, but timing lags (the time between when Superior purchases the propane and when the customer purchases the propane) may result in positive or negative gross margin fluctuations.

Superior offers its customers various fixed-price propane and heating oil programs. In order to mitigate the price risk from offering these services, Superior uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. In periods of high propane price volatility the fixed price programs create exposure to over or under supply positions as the demand from customers may significantly exceed or fall short of supply procured. In addition, if propane prices decline significantly subsequent to customers signing up for a fixed price program there is a risk that customers will default on their commitments.

Superior's operations are subject to the risks associated with handling, storing and transporting propane in bulk. Slight quantities of propane may also be released during transfer operations. To mitigate risks, Superior has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

The U.S. Refined Fuels business, through a centralized safety and environment management system, ensures safety practices and regulatory compliance are an important part of its business. The storage and delivery of refined fuels posses the potential for spills which impact the soils and water of storage facilities and customer properties.

Superior's fuel distribution businesses are based and operate in Canada and the United States, and, as a result, such operations could be affected by changes to laws, rules or policies which may either be more favourable to competing energy sources or increase costs or otherwise negatively affect the operations of Energy Services in comparison to such competing energy sources. Any such changes could have an adverse effect on the operations of Energy Services.

Approximately 18% of Superior's propane and U.S. refined fuels distribution business's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

Fixed-price energy services business

New entrants in the energy retailing business may enter the market and compete directly for the customer base that Superior targets, slowing or reducing its market share.

Fixed-price energy services purchases natural gas to meet its estimated commitments to its customers based upon their historical consumption. Depending on a number of factors, including weather, customer attrition and poor economic conditions affecting commercial customers' production levels, customers'combined natural gas consumption may vary from the volume purchased. This variance must be reconciled and settled at least annually and may require Superior to purchase or sell natural gas at market prices which may have an adverse impact on the results of this business. To mitigate balancing risk, Superior closely monitors its balancing position and takes measures such as adjusting gas deliveries and transferring gas between pools of customers, so that imbalances are minimized. In addition, Superior maintains a reserve for potential balancing costs. The reserve is reviewed on a monthly basis to ensure that it is sufficient to absorb any losses that might arise from balancing.

Fixed-price energy services matches its customers estimated electricity requirements by entering into electricity swaps in advance of acquiring customers. Depending on several factors, including weather, customer's energy consumption may vary from the volumes purchased by Superior. Superior is able to invoice existing commercial electricity customers for balancing charges when the amount of energy used is greater than or less than the tolerance levels set initially. In certain circumstances, there can be balancing issues for which Superior is responsible when customer aggregation forecasts are not realized.

Fixed-price energy services resources its fixed-price term natural gas sales commitments by entering into various physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost of supply. Superior transacts with nine financial and physical natural gas counterparties. There can be no assurance that any of these counterparties will not default on any of their obligations to Superior. However, the financial condition of each counterparty is evaluated and credit limits are established to minimize Superior's exposure to this risk. There is also a risk that supply commitments and foreign exchange positions may become unmatched; however, this is monitored daily in compliance with Superior's risk management policy.

Fixed-price energy services must retain qualified sales agents in order to properly execute its business strategy. The continued growth of fixed-price energy services is reliant on the services of agents to sign up new customers. There can be no assurance that competitive conditions will allow these agents to achieve these customer additions. Lack of success in the marketing programs of fixed-price energy services would limit future growth of cash flow.

Fixed-price energy services operates in the highly regulated energy industry in Ontario, British Columbia and Quebec. Changes to existing legislation could impact this business's operations. As part of the current regulatory framework, local delivery companies are mandated to perform certain services on behalf of fixed-price energy services, including invoicing, collection, assuming specific bad debt risks and storage and distribution of natural gas. Any elimination or changes to these rules could have a significant adverse effect on the results of this business.

In November 2009 the Ontario government introduced a new piece of legislation (Bill 235) to address energy consumer protection. Bill 235 proposes a new Energy Consumer Protection Act (ECPA) that, if passed, would affect how fixed-price energy services maintains its existing Ontario residential and small commercial base and acquires new small commercial customers that fall within the low volume definition of the OEB Codes of Conduct for Gas Marketers and Electricity Retailers (less than 50,000m3 annually for natural gas and less than 150,000 kWh annually for electricity). The new ECPA could also influence any potential plans for fixed-price energy services to re-enter the Ontario residential energy market in the future.

The Bill passed first reading on December 8, 2009. The second reading and comment period is anticipated early in 2010 and, if passed, will likely take affect toward the middle of 2010. The bill includes limitations on renewals; increased marketer accountability, including licensing of individual sales agents; the elimination of telemarketing; increased cancellation alternatives for residential consumers; rules regarding smart sub-metering, and a requirement for retailers to offer time-of-use products.

Specialty Chemicals

Specialty Chemicals competes with sodium chlorate, chloralkali and potassium producers on a worldwide basis. Key competitive factors include price, product quality, logistics capability, reliability of supply, technical capability and service. The end-use markets for products are correlated to the general economic environment and the competitiveness of its customers, all of which are outside of its control.

Specialty Chemicals has long-term electricity contracts or electricity contracts that renew automatically with power producers in each of the jurisdictions where its plants are located. There is no assurance that Specialty Chemicals will continue to be able to secure adequate supplies of electricity at reasonable prices or on acceptable terms.

Potassium Chloride (KCl) is a major raw material used in the production of potassium hydroxide at the Port Edwards, Wisconsin facility. Substantially all of Specialty Chemicals KCl is received from Potash Corporation of Saskatchewan (Potash). Specialty Chemicals currently has a limited ability to source KCl from additional suppliers.

Specialty Chemicals' is exposed to fluctuations in the US dollar and the euro to the Canadian dollar.

Specialty Chemicals' operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. The potential exists for the release of highly toxic and lethal substances, including chlorine. Equipment failure could result in damage to facilities, death or injury and liabilities to third parties. If at any time the appropriate regulatory authorities deem any of the facilities unsafe, they may order that such facilities be shut down.

Specialty Chemicals' operations and activities in various jurisdictions require regulatory approvals for the handling, production, transportation and disposal of chemical products and waste substances. The failure to obtain or comply fully with such applicable regulatory approvals may materially adversely affect Specialty Chemicals.

Approximately 25% of Specialty Chemicals employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

Construction Products Distribution

Construction Products Distribution competes with other specialty construction distributors servicing the builder/contractor market, in addition to big-box home centres and independent lumber yards. The ability to remain competitive depends on its ability to provide reliable service at competitive prices.

Demand for walls and ceilings building materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/commercial space turnover, all of which are significant factors in the determination of demand for products and services.

The Commercial & Industrial (C&I) market is driven largely by C&I construction spending and economic growth. Sectors within the C&I market that are particularly influential to demand include commercial construction and renovation, construction or expansion of industrial process facilities, such as oil refineries and petrochemical plants, as well as institutional facilities (eg. government, healthcare and schools).

Approximately 4% of Construction Products Distribution's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

SUPERIOR PLUS CORP.
Consolidated Balance Sheets

As at December 31 (unaudited, millions of dollars)	2009	2008
Assets		
Current Assets		
Cash and cash equivalents	**24.3**	16.1
Accounts receivable and other (Note 5 and 10)	**313.8**	246.8
Inventories	**145.7**	128.0
Future income tax asset (Note 11)	**59.0**	65.9
Current portion of unrealized gains on financial instruments (Note 10)	**22.2**	42.0
	565.0	498.8
Property, plant and equipment (Note 4)	**668.0**	562.3
Customer contract related costs	**14.7**	17.7
Intangible assets (Note 4)	**165.3**	28.8
Goodwill (Note 4)	**528.4**	472.7
Accrued pension asset	**18.2**	19.5
Future income tax asset (Note 11)	**165.7**	185.9
Investment tax credits	**120.2**	133.1
Long-term portion of unrealized gains on financial instruments (Note 10)	**28.5**	108.1
	2,274.0	2,026.9
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**280.7**	230.5
Unearned revenue	**5.8**	-
Current portion of term loans (Note 7)	**5.1**	13.0
Dividends and interest payable to shareholders and debentureholders	**14.2**	0.7
Current portion of deferred credit (Note 11)	**24.5**	37.9
Current portion of unrealized losses on financial instruments (Note 10)	**77.8**	87.8
	408.1	369.9
Revolving term bank credits and term loans (Note 7)	**633.2**	462.8
Convertible unsecured subordinated debentures (Note 8)	**309.0**	241.7
Employee future benefits	**17.2**	18.0
Asset retirement obligation (Note 9)	**0.9**	-
Future income tax liability (Note 11)	**22.1**	-
Deferred credit (Note 11)	**246.4**	269.8
Long-term portion of unrealized losses on financial instruments (Note 10)	**52.6**	90.5
Total Liabilities	**1,689.5**	1,452.7
Shareholders' Equity		
Shareholders' capital (Note 12)	**1,502.0**	1,370.9
Contributed surplus (Note 12)	**5.3**	4.8
Accumulated deficit	**(883.3)**	(803.1)
Accumulated other comprehensive income (loss) (Note 12)	**(39.5)**	1.6
	(922.8)	(801.5)
Total Shareholders' Equity	**584.5**	574.2
	2,274.0	2,026.9

(See Notes to the Fourth quarter Consolidated Financial Statements)

SUPERIOR PLUS CORP.
Consolidated Statements of Net Earnings (Loss), Comprehensive Income and Deficit

(unaudited, millions of dollars except per share amounts)	Three months ended December 31, 2009	2008	Year ended December 31, 2009	2008
Revenues	**747.5**	658.5	**2,246.7**	2,487.3
Cost of products sold	**(526.3)**	(462.4)	**(1,495.3)**	(1,860.1)
Realized gains (losses) on financial instruments (Note 10)	**(17.9)**	(3.0)	**(98.0)**	41.9
Gross profit	**203.3**	193.1	**653.4**	669.1
Expenses				
Operating and administrative	**139.6**	131.0	**476.1**	470.8
Amortization of property, plant and equipment	**6.7**	3.3	**22.6**	18.3
Amortization of intangible assets	**3.5**	1.5	**7.9**	5.3
Interest on revolving term bank credits and term loans	**9.2**	5.5	**27.0**	23.7
Interest on convertible unsecured subordinated debentures	**5.1**	3.6	**16.8**	14.8
Accretion of convertible debenture issue costs	**0.6**	0.3	**1.4**	1.4
Gain on disposal of facility	**-**	-	**-**	(4.0)
Unrealized losses on financial instruments (Note 10)	**0.2**	83.6	**20.6**	61.2
	164.9	228.8	**572.4**	591.5
Net earnings (loss) before income taxes	**38.4**	(35.7)	**81.0**	77.6
Income tax recovery (expense) (Note 11)	**(21.0)**	15.8	**(12.7)**	(9.9)
Net Earnings (Loss)	**17.4**	(19.9)	**68.3**	67.7
Net earnings (loss)	**17.4**	(19.9)	**68.3**	67.7
Other comprehensive income (loss):				
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(11.5)**	23.3	**(39.4)**	30.1
Reclassification of derivative gains and (losses) previously deferred	**1.2**	(0.8)	**(1.7)**	(8.2)
Comprehensive Income	**7.1**	2.6	**27.2**	39.6
Deficit, Beginning of Period	**(860.8)**	(747.4)	**(803.1)**	(728.6)
Cumulative impact of adopting new guidance on the valuation of financial instrument asset and liabilities (Note 2 (b))	**–**	–	**(0.3)**	–
Net earnings (loss)	**17.4**	(19.9)	**68.3**	67.7
Dividends to Shareholders (Note 2(a))	**(39.9)**	(35.8)	**(148.2)**	(142.2)
Deficit, End of Period	**(883.3)**	(803.1)	**(883.3)**	(803.1)
Net earnings (loss) per share, basic and diluted (Note 13)	**$0.18**	($0.23)	**$0.75**	$0.77

(See Notes to the Fourth quarter Consolidated Financial Statements)

SUPERIOR PLUS CORP.
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three months ended December 31, 2009	2008	Year ended December 31, 2009	2008
Operating Activities				
Net earnings (loss)	**17.4**	(19.9)	**68.3**	67.7
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**10.8**	5.1	**31.9**	25.0
Amortization of customer contract related costs	**1.9**	1.6	**7.0**	6.5
Amortization included in cost of sales	**10.2**	10.1	**37.5**	38.9
Pension expense	**0.6**	0.5	**1.7**	2.4
Unrealized losses on financial instruments	**0.2**	83.6	**20.6**	61.2
Future income tax expense (recovery)	**25.2**	(19.4)	**11.6**	(3.9)
Customer contract related costs	**(1.0)**	(1.8)	**(4.0)**	(6.8)
Realized gains on financial instruments	**–**	–	**(7.7)**	–
Proceeds on disposal of facility	**–**	–	**–**	(4.0)
Decrease (increase) in non-cash operating working capital items	**(61.7)**	(6.3)	**24.4**	20.6
Cash flows from operating activities	**3.6**	53.5	**191.3**	207.6
Investing Activities				
Purchase of property, plant and equipment	**(28.2)**	(46.3)	**(139.3)**	(84.2)
Proceeds on disposal of property, plant and equipment	**0.9**	4.9	**4.8**	7.5
Acquisition of SPI (Note 4)	**(0.3)**	–	**(109.5)**	–
Acquisition of U.S. refined fuels assets (Note 4)	**(82.4)**	–	**(178.5)**	–
Proceeds on disposal of facility	**–**	–	**–**	4.0
Other acquisitions (Note 4)	**(0.1)**	–	**(0.8)**	(24.5)
Transaction with Ballard Power Systems Inc.	**–**	(46.3)	**-**	(46.3)
Earn-out payment on prior acquisition	**–**	–	**(0.6)**	–
Cash flows used in investing activities	**(110.1)**	(87.7)	**(423.9)**	(143.5)
Financing Activities				
Revolving term bank credits and term loans	**(74.3)**	(7.6)	**63.1**	82.6
Net repayment of accounts receivable sales program	**25.9**	100.0	**(7.3)**	–
Dividends to shareholders	**(39.9)**	(35.8)	**(148.2)**	(142.2)
Issuance of common shares (Note 12)	**54.8**	–	**97.8**	–
Issuance of 8.25% senior unsecured debentures (Note 7)	**147.0**	–	**147.0**	–
Issuance of 7.50% convertible debentures (Note 8)	**–**	–	**65.8**	–
Proceeds from distribution reinvestment program	**–**	–	**–**	8.9
Realized gains on financial instruments	**–**	–	**7.7**	–
Increase (decrease) in non-cash working capital	**(2.0)**	(11.4)	**14.9**	(11.4)
Cash flows from (used in) financing activities	**111.5**	45.2	**240.8**	(62.1)
Net increase in cash	**5.0**	11.0	**8.2**	2.0
Cash and cash equivalents, beginning of period	**19.3**	5.1	**16.1**	14.1
Cash and cash equivalents, end of period	**24.3**	16.1	**24.3**	16.1

(See Notes to the Fourth quarter Consolidated Financial Statements)

Notes to the unaudited Fourth Quarter Consolidated Financial Statements

(unaudited, tabular amounts in Canadian millions of dollars, unless noted otherwise, except per share amounts)

1. Organization

Superior Plus Corp. (Superior) is a diversified business corporation, incorporated under the Canada Business Corporations Act. Superior holds 100% of Superior Plus LP (Superior LP), a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior holds 100% of the shares of Superior General Partner Inc. Superior does not conduct active business operations but rather distributes to shareholders the income it receives from Superior Plus LP in the form of partnership allocations, net of expenses and interest payable on the convertible unsecured subordinated debentures (the debentures). Superior's investments in Superior Plus LP are financed by share capital and debentures.

On December 31, 2008, Superior Plus Income Fund (the Fund) completed a transaction with Ballard Power Systems Inc. (Ballard) which resulted in Superior converting from a publicly traded income trust to a publicly traded corporation. The transaction resulted in the Unitholders of the Fund becoming Shareholders of Superior with no substantive changes to the underlying business operations.

2. Accounting Policies

(a) Basis of Presentation

The accompanying unaudited fourth quarter Consolidated Financial Statements (Consolidated Financial Statements) have been prepared according to Canadian generally accepted accounting principles (GAAP), applied on a consistent basis, and include the accounts of Superior and its wholly owned subsidiaries. Superior Plus Corp. is considered a continuation of Superior Plus Income Fund; as such, these consolidated financial statements follow the continuity of interests method of accounting. Under the continuity of interests method of accounting, Superior's transfer of the assets, liabilities and equity from the Fund to Superior upon the completion of its transaction with Ballard were recorded at their net book values. As a result of the application of the continuity of interests method of accounting, certain terms such as shareholder/unitholder and dividend/distribution may be used interchangeably throughout these unaudited Consolidated Financial Statements. For the period ended December 31, 2009, payments to Shareholders were in the form of dividends, whereas for the period ended December 31, 2008, payments to Unitholders were in the form of trust unit distributions. These unaudited Consolidated Financial Statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. These unaudited Consolidated Financial Statements and notes thereto should be read in conjunction with Superior's financial statements for the year ended December 31, 2008, and the accounting policies applied are consistent with this period except as noted in Note 2(b). All significant transactions and balances between Superior and Superior's subsidiaries have been eliminated on consolidation.

(b) Changes in Accounting Policies

Financial Assets and Financial Liabilities

On January 1, 2009, Superior adopted the requirements of guidance provided by the CICA related to the application of credit risk and the determination of the fair value of financial assets and liabilities. Superior adopted the guidance retrospectively, but did not restate prior periods. Accordingly, Superior decreased the carrying value of its net financial instrument assets and liabilities as at January 1, 2009 by $0.4 million, with a corresponding increase of $0.1 million to Superior's future income tax asset and an increase of $0.3 million to Superior's opening accumulated deficit; comparative earnings and financial assets and liabilities for prior periods have not been restated.

Financial Instruments – Disclosure

The CICA has amended Handbook Section 3862 *Financial Instruments – Disclosure.* These amendments require enhanced disclosure on the fair value of certain financial instruments. The amendments were effective for annual financial statements on or after September 30, 2009. These amendments to Section 3862 are to enhance the disclosures about the fair value measurements including the relative reliability of the inputs used in those measurements, and about the liquidity of financial instruments. Superior adopted these amendments in the fourth quarter of 2009. The required disclosures are incorporated in Note 10.

Goodwill and Intangible Assets

On January 1, 2009, Superior adopted CICA Handbook Section 3064 *Goodwill and Intangible Assets*. This standard provides more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The section harmonizes GAAP with International Financial Reporting Standards (IFRS). Adoption of this standard did not have an impact on Superior.

(c) Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of GAAP with IFRS for publicly accountable enterprises, including Superior. The changeover date from GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011. Superior is currently assessing the future impact of these new standards on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued section 1582, "Business Combinations," which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and re-measured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non current assets in the purchase price allocation. Section 1582 is effective for Superior on January 1, 2011 with prospective application and early adoption permitted. The adoption of this standard will impact the accounting treatment of future business combinations.

Consolidated Financial Statements

In January 2009, the CICA issued section 1601, "Consolidated Financial Statements," which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities, which is not explicitly required under the current standard. Section 1601 is effective for Superior on January 1, 2011 with early adoption permitted. The adoption of this standard should not have a material impact on Superior's Consolidated Financial Statements.

Non-controlling Interests

In January 2009, the CICA issued section 1602, "Non-controlling Interests," which will replace CICA section 1600, "Consolidated Financial Statements." Minority interest is now referred to as non-controlling interest, ("NCI"), and is presented within equity. Under this new guidance, when there is a loss or gain of control the Company's previously held interest is revalued at fair value. Currently an increase in an investment is accounted for using the purchase method and a decrease in an investment is accounted for as a sale resulting in a gain or loss in earnings. In addition, NCI may be reported at fair value or at the proportionate share of the fair value of the acquired net assets and allocation of the net income to the NCI will be on this basis. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for Superior on January 1, 2011 with early adoption permitted. The adoption of this standard should not have a material impact on Superior's Consolidated Financial Statements.

(d) Business Segments

Superior operates three distinct operating segments: Energy Services, Specialty Chemicals and Construction Products Distribution. Superior's Energy Services operating segment provides distribution, wholesale procurement and related services in relation to propane, heating oil and other refined fuels. Energy Services also provides fixed-price natural gas and electricity supply services. Superior's Specialty Chemicals operating segment is a leading supplier of sodium chlorate and technology to the pulp and paper industries and a regional supplier of potassium and chloralkali products to the U.S. Midwest. Superior's Construction Products Distribution operating segment is one of the largest distributors of commercial and industrial insulation in North America and the largest distributor of specialty construction products to the walls and ceilings industry in Canada. (Note 14)

3. Seasonality of Operations

Energy Services

Energy Services sales typically peak in the first quarter when approximately one-third of annual propane and other refined fuels sales volumes and gross profits are generated due to the demand from heating end-use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices and other refined fuels.

Construction Products Distribution

Construction Products Distribution sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the first and fourth quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the first and fourth quarters.

4. Acquisitions

On December 11, 2009, Superior acquired certain assets that comprise a retail heating oil, propane and motor fuels distribution business (Griffith CH U.S. refined fuels assets) from Griffith Energy Services, Inc. for an aggregate purchase price of $82.0 million (US$77.4 million) inclusive of transaction related costs. Griffith CH U.S. refined fuels assets distribute a broad range of liquid fuels and propane gas, serving markets in Connecticut, Pennsylvania and Rhode Island. In addition Griffith CH U.S. refined fuels assets also distributes to a broad range of services, including heating, ventilation and air conditioning repair and other related services.

On September 30, 2009, Superior acquired certain assets which make up a U.S. retail heating oil and propane distribution business (Sunoco U.S. refined fuels assets) from Sunoco, Inc. (R&M), and Sunoco, Inc. both of which are Pennsylvania corporations, for an aggregate purchase price of $96.5 million (US$90.0 million), inclusive of transaction related costs. The heating oil assets distribute a broad range of liquid fuels and propane gas and related services, serving markets in Pennsylvania and New York.

On September 24, 2009, Superior acquired the shares of Specialty Products & Insulation Co. (SPI) for an aggregate purchase price of $142.1 million (US$132.1 million), inclusive of transaction related costs. SPI is a leading US national distributor of a comprehensive selection of insulation and architectural named brand products focused on the commercial and industrial markets.

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the respective closing date. As a result of the timing of the completion of these acquisitions towards the end of 2009 it is likely that adjustments to the allocation of the assets and liabilities will be required.

	Acquisition of Griffith CH	Acquisition of Sunoco	Acquisition of SPI	TOTAL
Cash consideration paid	79.3	91.6	107.0	277.9
Transaction costs	2.7	4.9	2.5	10.1
Total cash consideration	82.0	96.5	109.5	288.0
Common shares issued to former shareholders of SPI[1]	-	–	32.6	32.6
Total consideration	82.0	96.5	142.1	320.6
Working capital, net	1.7	3.0	55.6	60.3
Property, plant and equipment	12.2	52.5	3.7	68.4
Intangible assets	63.5	34.9	43.6	142.0
Goodwill [2]	4.6	8.6	45.0	58.2
Future income tax liability	0.1	(1.7)	(5.8)	(7.4)
Asset retirement obligations	(0.1)	(0.8)	–	(0.9)
	82.0	96.5	142.1	320.6

[1] Relates to the issuance of 2,803,135 common shares for gross consideration of $32,607,000 or $11.63 per common share.

[2] The amount of goodwill that is expected to be deductible for tax purposes is approximately $58.2 million.

The allocation of consideration paid for these acquisitions to intangibles is as follows;

	Acquisition of Griffith CH	Acquisition of Sunoco	Acquisition of SPI	TOTAL
Trademarks	21.5	4.5	20.7	46.7
Customer base	41.4	18.7	22.9	83.0
Restrictive covenants	0.6	11.7	–	12.3
Total intangible assets	**63.5**	**34.9**	**43.6**	**142.0**

5. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. As at December 31, 2009, proceeds of $92.7 million (December 31, 2008 – $100.0 million) had been received. The existing accounts receivable securitization program matures on June 29, 2010.

Included in accounts receivable and other as at December 31, 2009 is $21.4 million (December 31, 2008 - $15.4 million) of prepaid expenses.

December 31,	2009	2008
Accounts receivable trade	**270.4**	225.5
Accounts receivable other	**22.0**	5.9
Prepaid expenses	**21.4**	15.4
Accounts receivable and other	**313.8**	246.8

6. Inventories

For the three and twelve months ended December 31, 2009 inventories of $452.3 million and $1,206.7 million were expensed through cost of products sold. For the three and twelve months ended December 31, 2008 inventories of $358.2 million and $1,405.6 million were expensed through cost of products sold. No write-downs of inventory or reversals of write-downs were recorded during the three and twelve months ended December 31, 2009 and 2008.

7. Revolving Term Bank Credits and Term Loans

	Year of Maturity	Effective Interest Rate	December 31, 2009	December 31, 2008
Revolving term bank credits [1]				
Bankers' Acceptances (BA)	2011	Floating BA rate plus applicable credit spread	**174.6**	168.9
LIBOR Loans (US$145.5 million; 2008 – US$71.6 million)	2011	Floating LIBOR rate plus applicable credit spread	**152.4**	90.1
			327.0	259.0
Other Debt				
Notes payable	2010	Prime	**0.6**	6.2
Deferred consideration	2010	Non-interest bearing	**2.4**	4.8
Loan payable		6.3%	**-**	11.8
			3.0	22.8
Senior Secured Notes				
Senior secured notes subject to floating interest rates (US$nil ; 2008 – US$60.0 million) [2]		Floating LIBOR rate plus 1.7%	**-**	73.5
Senior secured notes subject to fixed interest rates (US$158.0 million; 2008 – US$100.0 million) [2]	2010-2015	6.65%	**165.4**	122.4
			165.4	195.9
Senior Secured Notes				
Senior unsecured debentures	2016	8.25%	**150.0**	-
Total revolving term bank credits and term loans before deferred financing fees			**645.4**	477.7
Deferred financing fees			**(7.1)**	(1.9)
Revolving term bank credits and term loans			**638.3**	475.8
Current maturities			**(5.1)**	(13.0)
Revolving term bank credits and term loans			**633.2**	462.8

(1) Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada, have revolving term bank credit borrowing capacity of $570.0 million. The credit facilities mature on June 28, 2011. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. As at December 31, 2009, Superior had $19.4 million of outstanding letters of credit (December 31, 2008 - $41.5 million). The fair value of Superior's revolving term bank credits and other debt approximates its carrying value as a result of the market based interest rates and the short-term nature of the underlying debt instruments.

(2) Senior secured notes (the Notes) totaling US$158.0 million (Cdn$165.4 million at December 31, 2009 and Cdn$195.9 million at December 31, 2008) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments began in the fourth quarter of 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturities, interest rates and credit risk profiles. The estimated fair value of the Notes at December 31, 2009 was Cdn$161.5 million (December 31, 2008 – Cdn$208.3 million). During the fourth quarter of 2009 Superior's $60.0 million (Cdn $62.8 million) (December 31, 2008 – US$60.0 million (Cdn $73.5 million)) fixed to floating rate swap was terminated, as a result US$158.0 million in senior secured notes are subject to fixed rate interest.

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current Maturities	5.1
Due in 2011	360.5
Due in 2012	33.5
Due in 2013	33.5
Due in 2014	31.4
Subsequent to 2014	181.4
Total	645.4

8. Convertible Unsecured Subordinated Debentures
Superior has issued three series of debentures as follows:

				Unamortized Discount	**Total Carrying Value**
Maturity Date	December 31, 2012	December 31, 2015	December 31, 2014[1]		
Interest rate	5.75%	5.85%	7.50%		
Conversion price per share	$36.00	$31.25	$13.10		
Debentures outstanding as at December 31, 2008	174.9	75.0	–	(2.6)	247.3
Issuance of 7.50% debentures	–	–	69.0	(0.5)	68.5
Accretion of discount during 2009	–	–	–	0.9	0.9
Deferred issue costs	(2.8)	(1.7)	(3.2)		(7.7)
Debentures outstanding as at December 31, 2009	**172.1**	**73.3**	**65.8**	**(2.2)**	**309.0**
Quoted market value as at December 31, 2009	177.1	74.4	78.3		
Quoted market value as at December 31, 2008	141.7	52.5	–		

[1] Superior issued $69.0 million 7.50% convertible debentures during the third quarter of 2009.

The debentures may be converted into shares at the option of the holder at any time prior to maturity and may be redeemed by Superior in certain circumstances. Superior may elect to pay interest and principal upon maturity or redemption by issuing shares to a trustee in the case of interest payments, and to the debenture holders in the case of payment of principal. The number of any shares issued will be determined based on market prices for the shares at the time of issuance.

9. Asset Retirement Obligations
The asset retirement obligations result from ownership of various assets associated with Superior's Energy Services operating segment. Superior estimates the total undiscounted amount of expenditures required to settle its asset retirement obligations is approximately $3.5 million which will be paid out over the next twenty to twenty five years. The credit-adjusted free-risk rate of 7.5% was used to calculate the present value of the estimated cash flows.

A reconciliation of the asset retirement obligations is provided as follows:

	2009	2008
Balance, beginning of year	--	–
Liabilities associated with the acquisition U.S. refined fuels assets (see Note 4)	**0.9**	–
Accretion expense	–	–
Balance, end of year	**0.9**	--

10. Financial Instruments

Effective October 1, 2009, Superior adopted the amended Handbook Section 3862 *Financial Instruments – Disclosure.* These amendments require enhanced disclosure on the fair value of certain financial instruments. The amendments are effective for annual financial statements on or after September 30, 2009. The amended section expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Superior's market assumptions. These two types of inputs create the following fair value hierarchy:

- *Level 1* – quoted prices in active markets for identical instruments.
- *Level 2* – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.
- *Level 3* – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value of a financial instrument is the amount of consideration that would be estimated to be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which Superior has immediate access. Where bid and ask prices are unavailable, Superior uses the closing price of the most recent transaction of the instrument. In the absence of an active market, Superior estimates fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using, to the extent possible, observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Superior looks primarily to available readily observable external market inputs including factors such as forecasted commodity price curves, interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of Specialty Chemical's fixed-price electricity agreement, the valuation of this agreement requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term forward price curve of electricity has a material impact on the fair value of this agreement. A $1/MWh change in the forecasted price of electricity would result in a change in the fair value of this agreement of $1.7 million, with a corresponding impact to net income before income taxes. Any changes in the fair values of financial instruments classified or designated as held-for-trading are recognized in net income.

Financial and Non-Financial Derivatives

Description	Notional [1]	Term	Effective Rate	Fair Value Input Level	Asset (Liability) as at December 31, 2009	Asset (Liability) as at December 31, 2008
Natural gas financial swaps–NYMEX	8.3 GJ[2]	2010-2011	US$8.41/GJ	Level 1	**(22.2)**	(33.5)
Natural gas financial swaps–AECO	40.0 GJ[2]	2010-2014	CDN$7.51/GJ	Level 1	**(69.3)**	(34.8)
Foreign currency forward contracts, net sale	US$420.2[3]	2010-2015	1.10	Level 1	**12.5**	(11.5)
Foreign currency forward contracts	EURO€5.4[3]	2010-2011	1.58	Level 1	**0.4**	-
Interest rate swaps	US$60.0[3]	2013-2015	Floating LIBOR rate plus 1.7%	Level 2	**-**	11.7
Energy Services propane wholesale purchase and sale contracts, net sale	1.70 USG[4]	2010-2011	$1.07/USG	Level 2	**(2.2)**	(1.3)
Energy Services butane wholesale purchase and sale contracts, net sale	0.96 USG[4]	2010-2011	$1.28/USG	Level 2	**(0.2)**	-
Energy Services electricity swaps	0.6 MWh[5]	2010-2014	$59.80/MWh	Level 2	**(9.3)**	(0.9)
Heating oil swaps and option purchase and sale contracts	2.2 Gallons[4]	2010-2011	$1.98 US/Gallon	Level 2	**0.1**	-
Specialty Chemical fixed-price electricity purchase agreement	45 MW[6]	2010-2017	$45-$52/MWh	Level 3	**10.5**	42.1

[1] Notional values as at December 31, 2009 [2] Millions of gigajoules purchased [3] Millions of dollars purchased/euros purchased [4] Millions of United States gallons purchased [5] Millions of mega watt hours (MWh) [6] Mega watts (MW) on a 24/7 continual basis per year purchased

All financial and non-financial derivatives are designated as held for trading upon their initial recognition.

Description	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Natural gas financial swaps – NYMEX and AECO	9.2	4.2	58.5	46.4
Energy Services electricity swaps	0.1	-	3.5	5.9
Foreign currency forward contracts, net	6.7	13.9	7.4	0.3
Energy Services Propane wholesale purchase and sale contracts	4.2	-	6.4	-
Energy Services Butane wholesale purchase and sale contracts	1.4	-	1.6	-
Energy Services Heating oil purchase and sale contracts	0.5	-	0.4	-
Specialty Chemicals fixed-price power purchase agreements	0.1	10.4	-	-
As at December 31, 2009	**22.2**	**28.5**	**77.8**	**52.6**
As at December 31, 2008	42.0	108.1	87.8	90.5

Description	**For the three months ended December 31, 2009** Realized gain (loss)	Unrealized gain (loss)	For the three months ended December 31, 2008 Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	**(22.0)**	**1.4**	(1.8)	(67.7)
Energy Services electricity swaps	**(1.3)**	**0.9**	(0.4)	(1.2)
Foreign currency forward contracts, net	**(0.8)**	**6.0**	(6.2)	9.0
Interest rate swaps	**7.6**	**(8.0)**	0.6	8.7
Foreign currency forward contracts – balance sheet related	–	–	–	–
Energy Services Propane wholesale purchase and sale contracts	–	**0.6**	–	(4.5)
Energy Services Butane wholesale purchase and sale contracts	–	**(3.6)**	–	–
Energy Services Heating oil purchase and sale contracts	**(1.1)**	**1.8**	–	–
Specialty Chemicals fixed-price power purchase agreements	**(0.3)**	**(3.4)**	4.8	0.7
Total realized and unrealized gains (losses) on financial and non-financial derivatives	**(17.9)**	**(4.3)**	(3.0)	(55.0)
Foreign currency translation of senior secured notes	–	**4.1**	–	(26.3)
Foreign currency translation of Specialty Chemicals royalty assets	–	–	–	(2.3)
Total realized and unrealized gains (losses)	**(17.9)**	**(0.2)**	(3.0)	(83.6)

Description	**For the year ended December 31, 2009** Realized gain (loss)	Unrealized gain (loss)	For the year ended December 31, 2008 Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	**(96.7)**	**(15.3)**	34.7	(66.7)
Energy Services electricity swaps	**(4.8)**	**(8.4)**	(0.4)	(0.5)
Foreign currency forward contracts, net	**(12.2)**	**17.4**	(16.4)	26.5
Interest rate swaps	**9.0**	**(12.4)**	2.0	9.0
Foreign currency forward contracts – balance sheet related	**7.7**	–	–	–
Energy Services Propane wholesale purchase and sale contracts	–	**3.4**	–	(6.8)
Energy Services Butane wholesale purchase and sale contracts	–	**(4.5)**	–	–
Energy Services Heating oil purchase and sale contracts	**(1.1)**	**1.8**	–	–
Specialty Chemicals fixed-price power purchase agreements	**0.1**	**(31.1)**	22.0	15.1
Total realized and unrealized gains (losses) on financial and non-financial derivatives	**(98.0)**	**(49.1)**	41.9	(23.4)
Foreign currency translation of senior secured notes	–	**28.5**	–	(37.8)
Total realized and unrealized gains (losses)	**(98.0)**	**(20.6)**	41.9	(61.2)

Non-Derivative Financial Instruments

Superior's accounts receivable have been designated as available for sale due to Superior's accounts receivable securitization program, Superior's accounts payable, dividends and interest payable to shareholders and debentureholders, revolving term bank credits and term loans and debentures have been designated as other liabilities. The carrying value of Superior's cash, accounts receivable, accounts payable, and dividends and interest payable to shareholders and debenture holders approximates their fair value due to the short-term nature of these amounts. The carrying value and the fair value of Superior's revolving term bank credits and term loans, and debentures, is provided in Notes 7 and 8.

Financial Instruments – Risk Management
Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, Energy Services enters into natural gas financial swaps primarily with Macquarie Cook Energy Canada Ltd. (formerly, Constellation Energy Commodities Group Inc.) for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, Energy Services continues to maintain natural gas swap positions with seven additional counterparties. Energy Services monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

Energy Services enters into electricity financial swaps with three counterparties to manage the economic exposure of providing fixed-price electricity to its customers. Energy Services monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

Specialty Chemicals has entered into a fixed-price electricity purchase agreement to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in a market where the price of electricity is not fixed. The fair value with respect to this agreement is with a single counterparty.

Energy Services also enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Energy Services monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with ten counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. Energy Services contracts a portion of its fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. Specialty Chemicals enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior had interest rate swaps with a single counterparty to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Energy Services and Construction Products Distribution deal with a large number of small customers, thereby reducing this risk. Specialty Chemicals, due to the nature of its operations, sells its products to a relatively small number of customers. Specialty Chemicals mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. Energy Services has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide Energy Services with invoicing, collection and the assumption of bad debts risk for residential customers. Energy Services actively monitors the credit worthiness of its commercial customers.

Allowance for doubtful accounts and past due receivables are reviewed by Superior at each balance sheet reporting date. Superior updates its estimate of the allowance for doubtful accounts based on the evaluation of the recoverability of accounts receivable balances of each customer taking into account historic collection trends of past due accounts and current economic conditions. Accounts receivable are written-off once it is determined they are not collectable. Superior's maximum amount of credit risk is approximately $343.1 million and includes accounts receivable trade, other receivables and unrealized gains on financial instruments.

Pursuant to their respective terms, trade accounts receivable, before deducting an allowance for doubtful accounts, are aged as follows:

	December 31, 2009	December 31, 2008
Current	**214.8**	150.5
Past due less than 90 days	**55.6**	67.6
Past due over 90 days	**10.2**	16.7
Trade accounts receivable, total	**280.6**	234.8

Superior's trade accounts receivable are stated after deducting a provision of $10.2 million as at December 31, 2009 (December 31, 2008 - $9.3 million). The movement in the provision for doubtful accounts was as follows:

	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008
Allowance for doubtful accounts, opening	**(9.3)**	(5.1)
Bad debt expense, net of recoveries	**(7.5)**	(8.1)
Written-off	**6.6**	3.9
Allowance for doubtful accounts, ending	**(10.2)**	(9.3)

Superior's contractual obligations associated with its financial liabilities are as follows:

	2010	**2011**	**2012**	**2013**	**2014**	**2015 and Thereafter**	**Total**
Revolving term bank credits and term loans	5.1	360.5	33.5	33.5	31.4	181.4	645.4
Convertible unsecured subordinated debentures	–	–	174.9	–	69.0	75.0	318.9
Cdn$ equivalent of US$ foreign currency forward purchase contracts	55.3	6.0	–	–	–	–	61.3
US$ foreign currency forward sales contracts (US$)	162.4	124.5	104.5	81.0	–	–	472.4
Euro€ foreign currency forward sales contracts (Euro)	5.1	0.3	–	–	–	–	5.4
Fixed-price electricity purchase commitments	17.7	17.7	17.7	17.7	17.7	53.1	141.6
Cdn$ natural gas purchases	74.0	9.3	7.5	6.9	–	–	97.7
US$ natural gas purchases (US$)	34.7	2.0	–	–	–	–	36.7
US$ heating oil purchases (US$)	1.5	–	–	–	–	–	1.5
US$ propane purchases (US$)	13.6	–	–	–	–	–	13.6
US$ butane purchases (US$)	1.9	–	–	–	–	–	1.9

Superior's contractual obligations are considered to be normal course operating commitments and do not include the impact of mark-to-market fair values on financial and non-financial derivatives. Superior expects to fund these obligations through a combination of cash flow from operations, proceeds on revolving term bank credits and proceeds on the issuance of share capital.

Superior's financial instruments' sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices and the impact to net earnings are detailed below:

	Three months and year ended December 31, 2009
Increase (decrease) to net earnings of a $0.01 increase in the CDN$ to the US$	5.6
Increase (decrease) to net earnings of a 0.5% increase in interest rates	(1.7)
Increase (decrease) to net earnings of a $0.40/GJ increase in the price of natural gas	17.8
Increase (decrease) to net earnings of a $0.04/litre increase in the price of propane	0.6
Increase (decrease) to net earnings of a $1.00/KwH increase in the price of electricity	1.9

The calculation of Superior's sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices represent the change in fair value of the financial instrument without consideration of the value of the underlying variable, for example, the underlying customer contracts. The recognition of the sensitivities identified above would have impacted Superior's unrealized gain or loss on financial instruments and would not have a material impact on Superior's cash flow from operations.

11. Income Taxes

Consistent with prior periods, Superior recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

Total income tax expense, comprised of current and future taxes for the three and twelve months ended December 31, 2009 was $21.0 million and $12.7 million, respectively, compared to a $15.8 million recovery and $9.9 million expense in the comparative period. Income taxes were impacted by the tax basis benefit associated with the start-up of the Port Edwards facility in the fourth quarter. For the three and twelve months ended December 31, 2009, future income tax expense from operations in Canada, the United States and Chile was a $25.2 million and $11.6 million expense, respectively, resulting in a corresponding total future income tax asset of $322.8 million and a total deferred credit of $270.9 million. Future income tax recovery for the three and twelve months ended December 31, 2008 was a $19.4 million and $3.9 million, respectively.

12. Shareholders' Equity Authorized

Superior is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The holders of common shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of Superior to receive pro rata the remaining property and assets of Superior, subject to the rights of any shares having priority over the common shares of which none are outstanding.

Preferred shares are issuable in series with each class of preferred share having such rights as the board of directors may determine. Holders of preferred shares are entitled, in priority of holders of common shares, to be paid rateably with holders of each other series of preferred shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series upon liquidation, dissolution or winding up of Superior to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to holders of such series. Superior does not have any preferred shares outstanding.

	Issued Number of Common Shares (Millions) [1]	Shareholders' Equity [1]
Shareholders' equity, December 31, 2008	88.4	574.2
Net earnings	–	66.9
Other comprehensive income (loss)	–	(41.1)
Issuance of common shares [2]	11.5	131.1
Option value associated with the issue of $69.0 million, 7.50% debentures	–	0.5
Cumulative impact of adopting new guidance on the valuation of financial instrument asset and liabilities (Note 2(b))	–	(0.3)
Dividends to Shareholders [3]	–	(148.2)
Shareholders' equity, December 31, 2009	**99.9**	**583.1**

[1] On December 31, 2008, Superior redeemed its outstanding trust units in exchange for shares as a result of its conversion from a publicly traded income trust to a publicly corporation. (See Note 1)

[2] On September 23, 2009 Superior issued 3,970,000 common shares for net proceeds of $43.0 million related to its acquisition of certain US refined fuels assets. On September 24, 2009, Superior issued 2,803,135 common shares valued at $32.6 million by way of private placement in consideration of the acquisition of SPI. Additionally, on October 8, 2009 Superior closed on the over-allotment option granted to the underwriters in connection with Superior's offering of 3,970,000 common shares on September 23, 2009. The Over-Allotment Option was exercised in full resulting in the issuance of an additional 595,500 common shares for gross proceeds of $6.8 million. Lastly, on November 26, 2009, Superior issued 4,166,667 common shares for net proceeds of $50.0 million related to its acquisition of certain US refined fuels assets. The number of common shares issued was based on a specified weighted average value of Superiors existing common shares.

[3] Dividends to Shareholders are declared at the discretion of Superior.

Shareholders' capital, deficit and accumulated other comprehensive income (loss) as at December 31, 2009 and December 31, 2008 consists of the following components:

	December 31, 2009	December 31, 2008
Shareholders' capital		
Share capital	**1,502.0**	1,370.9
	1,502.0	1,370.9
Contributed Surplus		
Conversion feature on convertible debentures and expired warrants	**5.3**	4.8
	5.3	4.8
Accumulated deficit		
Retained earnings from operations	**601.1**	532.8
Cumulative impact of adopting new guidance on the valuation of financial instrument assets and liabilities	**(0.3)**	–
Accumulated dividends/distributions	**(1,484.1)**	(1,335.9)
	(883.3)	(803.1)
Accumulated other comprehensive income (loss)		
Balance at beginning of period	**1.6**	(20.3)
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(39.4)**	30.1
Reclassification of derivative gains and losses previously deferred	**(1.7)**	(8.2)
	(39.5)	1.6

Additional Capital Disclosures

Superior's objectives when managing capital are: (i) to maintain a flexible capital structure to preserve its ability to meet its financial obligations, including potential obligations from acquisitions; and (ii) safeguard Superior's assets while at the same time maximizing the growth of its businesses and returns to its shareholders.

In the management of capital, Superior includes shareholders' equity (excluding accumulated other comprehensive income) (AOCI), current and long-term debt, convertible debentures, securitized accounts receivable and cash and cash equivalents.

Superior manages its capital structure and makes adjustments in light of changes in economic conditions and nature of the underlying assets. In order to maintain or adjust the capital structure, Superior may adjust the amount of dividends to Shareholders, issue additional share capital, issue new debt or convertible debentures, issue new debt or convertible debentures with different characteristics and/or increase or decrease the amount of securitized accounts receivable.

Superior monitors its capital based on the ratio of senior debt outstanding to net earnings before interest, taxes, depreciation, amortization and other non-cash expenses (EBITDA), as defined by its revolving term credit facility, and the ratio of total debt outstanding to EBITDA. Superior's reference to EBITDA as defined by its revolving term credit facility may be referred to as compliance EBITDA in other public reports of Superior.

Superior is subject to various financial covenants in its credit facility agreements, including senior debt and total debt to EBITDA ratios, which are measured on a quarterly basis. As at December 31, 2009 and December 31 2008, Superior was in compliance with all of its financial covenants.

Superior's financial objectives and strategy related to managing its capital as described above have remained unchanged from the prior fiscal year. Superior believes that its debt to EBITDA ratios are within reasonable limits, in light of Superior's size, the nature of its businesses and its capital management objectives.

The capital structure of the Superior and the calculation of its key capital ratios are as follows:

	December 31, 2009	December 31, 2008
Total shareholders' equity	**584.5**	574.2
Exclude accumulated other comprehensive loss (income)	**39.5**	(1.6)
Shareholders' equity (excluding AOCI)	**624.0**	572.6
Current portion of term loans	**5.1**	13.0
Revolving term bank credits and term loans [(1)]	**640.3**	464.7
Accounts receivable securitization program	**92.7**	100.0
Total senior debt	**738.1**	577.7
Convertible unsecured subordinated debentures [(1)]	**316.7**	247.6
Total debt	**1,054.8**	825.3
Cash	**(24.3)**	(16.1)
Total capital	**1,654.5**	1,381.8

	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008
Net earnings	**68.3**	67.7
Adjusted for:		
Interest on revolving term bank credits and term loans	**27.0**	23.7
Interest on convertible unsecured subordinated debentures	**16.8**	14.8
Accretion of convertible debenture issue costs	**1.4**	1.4
Amortization of property, plant and equipment	**22.6**	18.3
Amortization included in cost of sales	**37.5**	38.9
Amortization of intangible assets	**7.9**	5.3
Income tax expense	**12.7**	9.9
Unrealized losses on financial instruments	**20.6**	61.2
Gain on sale of facility	**–**	(4.0)
Non-cash pension expense	**1.7**	2.4
Proforma impact of acquisitions	**51.4**	2.5
EBITDA [(2)]	**267.9**	242.1

	Target	**December 31, 2009**	December 31, 2008
Senior debt to EBITDA[(2)]	**1.5:1 – 2.0:1**	2.8:1	2.4:1
Total debt to EBITDA[(2)]	**2.5:1 – 3.0:1**	3.9:1	3.4:1

[(1)] Revolving term bank credits and term loans and convertible unsecured subordinated debentures are before deferred issue costs.

[(2)] EBITDA, as defined by Superior's revolving term credit facility, is calculated on a trailing twelve month basis taking into consideration the proforma impact of acquisitions and dispositions in accordance with the requirements of Superior's credit facility. Superior's calculation of EBITDA and debt to EBITDA may differ from those of similar entities.

13. Net Earnings per Share

	Three months ended December 31,		Twelve months ended December 31,	
	2009	2008	**2009**	2008
Net earnings per share computation, basic and diluted [1]				
Net earnings (loss)	**17.4**	(19.9)	**68.3**	67.7
Weighted average shares outstanding	**98.5**	88.4	**91.0**	88.3
Net earnings (loss) per share, basic and diluted	**$0.18**	($0.23)	**$0.75**	$0.77

[1] All outstanding debentures have been excluded from this calculation as they were anti-dilutive.

14. Business Segments

Superior operates three distinct operating segments: Energy Services, Specialty Chemicals and Construction Products Distribution. Superior's Energy Services operating segment provides distribution, wholesale procurement and related services in relation to propane, heating oil and other refined fuels. Energy Services also provides fixed-price natural gas and electricity supply services. Superior's Specialty Chemicals operating segment is a leading supplier of sodium chlorate and technology to the pulp and paper industries and is a regional supplier of potassium and chloralkali products to the U.S. Midwest. Superior's Construction Products Distribution operating segment is one of the largest distributors of commercial and industrial insulation in North America and the largest distributor of specialty construction products to the walls and ceilings industry in Canada. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Realized gains and losses pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column. Certain reclassifications of prior year segments have been made to conform to current year presentation. Specifically, Energy Services' results include the operations of Superior Propane and Superior Energy Management, Specialty Chemicals results includes ERCO Worldwide and Construction Products Distribution results include Winroc results.

For the three months ended December 31, 2009	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**	**Corporate**	**Total Consolidated**
Revenues	**465.1**	**106.2**	**176.2**	**-**	**747.5**
Cost of products sold	**(326.1)**	**(70.2)**	**(130.0)**	**-**	**(526.3)**
Realized gains (losses) on financial instruments	**(26.8)**	**0.8**	**0.5**	**7.6**	**(17.9)**
Gross profit	**112.2**	**36.8**	**46.7**	**7.6**	**203.3**
Expenses					
Operating and administrative	**72.2**	**28.4**	**35.8**	**3.2**	**139.6**
Amortization of property, plant and equipment	**5.0**	**-**	**1.7**	**–**	**6.7**
Amortization of intangible assets	**1.5**	**1.2**	**0.8**	**-**	**3.5**
Interest on revolving term bank credits and term loans	**–**	**–**	**–**	**9.2**	**9.2**
Interest on convertible unsecured subordinated debentures	**–**	**–**	**–**	**5.1**	**5.1**
Accretion of convertible debenture issue costs	**–**	**–**	**–**	**0.6**	**0.6**
Unrealized losses (gains) on financial instruments	**(1.1)**	**3.4**	**–**	**(2.1)**	**0.2**
	77.6	**33.0**	**38.3**	**16.0**	**164.9**
Net earnings (loss) before income taxes	**34.6**	**3.8**	**8.4**	**(8.4)**	**38.4**
Income tax expense				**(21.0)**	**(21.0)**
Net Earnings (Loss)	**34.6**	**3.8**	**8.4**	**(29.4)**	**17.4**

For the three months ended December 31, 2008	Energy Services	Specialty Chemicals	Construction Products Distribution	Corporate	Total Consolidated
Revenues	411.8	122.6	124.1	–	658.5
Cost of products sold	(305.6)	(73.5)	(83.3)	–	(462.4)
Realized gains (losses) on financial instruments	(6.1)	2.5	–	0.6	(3.0)
Gross profit	100.1	51.6	40.8	0.6	193.1
Expenses					
Operating and administrative	62.8	28.8	27.3	12.1	131.0
Amortization of property, plant and equipment	1.1	1.1	1.1	–	3.3
Amortization of intangible assets	0.1	1.3	0.1	–	1.5
Interest on revolving term bank credits and term loans	–	–	–	5.5	5.5
Interest on convertible unsecured subordinated debentures	–	–	–	3.6	3.6
Accretion of convertible debenture issue costs	–	–	–	0.3	0.3
Unrealized losses (gains) on financial instruments	73.4	1.5	–	8.7	83.6
	137.4	32.7	28.5	30.2	228.8
Net earnings (loss) before income taxes	(37.3)	18.9	12.3	(29.6)	(35.7)
Income tax recovery	–	–	–	15.8	15.8
Net Earnings (Loss)	(37.3)	18.9	12.3	(13.8)	(19.9)

For the year ended December 31, 2009	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**	**Corporate**	**Total Consolidated**
Revenues	**1,312.1**	**465.6**	**469.0**	**-**	**2,246.7**
Cost of products sold	**(863.7)**	**(284.4)**	**(347.2)**	**-**	**(1,495.3)**
Realized gains (losses) on financial instruments	**(109.1)**	**(6.1)**	**0.5**	**16.7**	**(98.0)**
Gross profit	**339.3**	**175.1**	**122.3**	**16.7**	**653.4**
Expenses					
Operating and administrative	**243.4**	**119.6**	**99.5**	**13.6**	**476.1**
Amortization of property, plant and equipment	**18.1**	**-**	**4.5**	**–**	**22.6**
Amortization of intangible assets	**1.8**	**4.8**	**1.3**	**-**	**7.9**
Interest on revolving term bank credits and term loans	**–**	**–**	**–**	**27.0**	**27.0**
Interest on convertible unsecured subordinated debentures	**–**	**–**	**–**	**16.8**	**16.8**
Accretion of convertible debenture issue costs	**–**	**–**	**–**	**1.4**	**1.4**
Unrealized losses (gains) on financial instruments	**22.9**	**31.1**	**–**	**(33.4)**	**20.6**
	286.2	**155.5**	**105.3**	**25.4**	**572.4**
Net earnings (loss) before income taxes	**53.1**	**19.6**	**17.0**	**(8.7)**	**81.0**
Income tax expense				**(12.7)**	**(12.7)**
Net Earnings (Loss)	**53.1**	**19.6**	**17.0**	**(21.4)**	**68.3**

For the year ended December 31, 2008	Energy Services	Specialty Chemicals	Construction Products Distribution	Corporate	Total Consolidated
Revenues	1,494.0	469.7	523.6	–	2,487.3
Cost of products sold	(1,172.0)	(305.2)	(382.9)	–	(1,860.1)
Realized gains on financial instruments	13.9	26.0	–	2.0	41.9
Gross profit	335.9	190.5	140.7	2.0	669.1
Expenses					
Operating and administrative	235.0	112.9	103.3	19.6	470.8
Amortization of property, plant and equipment	12.4	2.0	3.9	–	18.3
Amortization of intangible assets	0.3	4.5	0.5	–	5.3
Interest on revolving term bank credits and term loans	–	–	–	23.7	23.7
Interest on convertible unsecured subordinated debentures	–	–	–	14.8	14.8
Accretion of convertible debenture issue costs	–	–	–	1.4	1.4
Gain on disposal of facility	–	(4.0)	–	–	(4.0)
Unrealized losses (gains) on financial instruments	74.0	(15.2)	–	2.4	61.2
	321.7	100.2	107.7	61.9	591.5
Net earnings (loss) before income taxes	14.2	90.3	33.0	(59.9)	77.6
Income tax expense	–	–	–	(9.9)	(9.9)
Net Earnings (Loss)	14.2	90.3	33.0	(69.8)	67.7

Total Assets, Net Working Capital, Acquisitions and Purchase of Property, Plant and Equipment

	Energy Services	Specialty Chemicals	Construction Products Distribution	Corporate	Total Consolidated
As at December 31, 2009					
Net working capital [(1)]	**93.3**	**2.8**	**116.8**	**(29.1)**	**183.8**
Total assets	**930.6**	**597.1**	**369.1**	**377.2**	**2,274.0**
As at December 31, 2008					
Net working capital [(1)]	65.5	27.6	76.5	(22.9)	146.7
Total assets	727.7	618.3	211.3	469.6	2,026.9
For the three months ended December 31, 2009					
Acquisitions	**82.5**	**–**	**0.3**	**–**	**82.8**
Purchase of property, plant and equipment	**5.5**	**22.5**	**0.2**	**–**	**28.2**
For the three months ended December 31, 2008					
Acquisitions	–	–	-	–	-
Purchase of property, plant and equipment	4.7	41.4	0.2	–	46.3
For the year ended December 31, 2009					
Acquisitions	**179.3**	**–**	**109.5**	**–**	**288.8**
Purchase of property, plant and equipment	**13.7**	**124.2**	**1.4**	**–**	**139.3**
For the year ended December 31, 2008					
Acquisitions	3.4	–	21.1	–	24.5
Purchase of property, plant and equipment	10.2	72.2	1.8	–	84.2

(1) Net working capital reflects amounts as at the year end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities, current portion of term loans and dividends and interest payable to shareholders and debentureholders.

Geographic Information

	Canada	United States	Other	Total Consolidated
Revenues for the three months ended December 31, 2009	**471.1**	**258.8**	**17.6**	**747.5**
Revenues for the year ended December 31, 2009	**1,638.9**	**526.7**	**81.1**	**2,246.7**
Property, plant and equipment as at December 31, 2009	**365.8**	**243.7**	**58.5**	**668.0**
Goodwill as at December 31, 2009	**470.7**	**57.7**	**-**	**528.4**
Total assets as at December 31, 2009	**1,685.9**	**522.2**	**65.9**	**2,274.0**
Revenues for the three months ended December 31, 2008	546.5	88.7	23.3	658.5
Revenues for the year ended December 31, 2008	2,056.0	348.0	83.3	2,487.3
Property, plant and equipment as at December 31, 2008	400.3	92.4	69.6	562.3
Goodwill as at December 31, 2008	454.6	18.1	-	472.7
Total assets as at December 31, 2008	1,761.1	188.7	77.1	2,026.9

15. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentation. Specifically, $8.5 million has been reclassified to property, plant and equipment from inventory to provide comparative presentation of certain of Energy Services' rental assets. Additionally, $25.4 million has been reclassified from current portion of deferred credit to long-term portion of the deferred credit.

16. Subsequent Events

On January 20, 2010, Superior completed its acquisition of the shares of Griffith Holdings, Inc. (Griffith) for an aggregate purchase price of US$125.0 million before adjustments for working capital. Griffith is a retail and wholesale distributor of propane, heating oil and motor fuels in upstate New York. The acquisition was partially financed by the sale by Superior of 5,002,500 common shares for gross proceeds of $69.3 million on February 10, 2010. The remaining acquisition cost has been financed through borrowings from Superior existing revolving term bank credits and term loans.

On January 27, 2010, Superior expanded the credit facility from $570 million to $600 million and certain amendments were made to Superior's financial covenant ratios. In particular, the previous consolidated senior debt coverage ratio requirement was replaced with a consolidated secured debt coverage ratio of not more than 3.0 to 1.0. Under the new test, senior unsecured debt, such as the senior unsecured debentures is excluded from the calculation but remain part of the total debt to compliance EBITDA calculation. Superior is permitted, as a result of acquisitions, to increase its consolidated secured debt to compliance EBITDA ratio to 3.5 to 1.0 for a period of 90 days. Superior's total debt to compliance EBITDA coverage ratio requirement remains unchanged at not more than 5.0 to 1.0. Superior is within its financial covenants before and after the above amendment as at December 31, 2009.



Superior Plus

NEWS

TSX: SPB
Calgary, March 11, 2010

For Immediate Release

Superior Plus Announces March 2010 Cash Dividend and Upcoming Events

March 2010 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of March, 2010 of $0.135 per share payable on April 15, 2010. The record date is March 31, 2010 and the ex-dividend date will be March 29, 2010. Superior's annualized cash dividend rate is currently $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

Annual Meeting of Shareholders

Superior's Annual Meeting of Shareholders will be held in the Lecture Theatre of The Metropolitan Conference Centre, 333 – 4th Avenue SW, Calgary, Alberta on Wednesday, May 5, 2010 at 2:00 p.m. MST.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2009 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus

NEWS

TSX: SPB
Calgary, March 1, 2010

For Immediate Release

Superior Plus Provides Update on its Chilean Facility

Superior Plus Corp. ("Superior") extends its deepest sympathies to the people of Chile in the aftermath of the devastating earthquake on Saturday, February 27, 2010. None of Superior's employees were injured and the facility has been safely secured with no safety or reportable environmental incidents as a result of the earthquake.

Superior's 55,000 metric tonne, sodium chlorate facility located in Mininco, Chile has been subject to some damage, the extent of which at this point has not been conclusively determined, and as a result, the facility has been safely shut down. The facility, which was completed in 2006, was built in accordance with strict Chilean earthquake related building standards, which appears to have mitigated the extent of the damage. Superior has direct and ongoing communication with management at the facility and is continuing to assess the impact of the earthquake. A thorough commissioning risk assessment is planned before the facility is restarted. Superior's insurance includes physical property damage and business interruption coverage caused by the earthquake. In addition, Superior is in contact with CMPC Celulosa S.A. the primary purchaser of sodium chlorate from the facility, to assess the state of its pulp and paper mills located in Chile. The facility represents approximately 11% of Superior's annualized sodium chlorate manufacturing capacity.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the status of the facility. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to lack of complete information to completely assess the facility and the other risks identified in the Corporation's 2009 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



NEWS

TSX: SPB
Calgary, March 16, 2010

For Immediate Release

SUPERIOR PLUS ANNOUNCES COMPLETION OF CONVERTIBLE DEBENTURE FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior" or the "Corporation") is pleased to announce the successful closing of the previously announced issue of $150,000,000 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the "Debentures") at a price of $1,000 per Debenture. The Debentures were offered to the public through a syndicate of underwriters co-led by TD Securities Inc. and CIBC, and including National Bank Financial Inc., Scotia Capital Inc., BMO Capital Markets and Cormark Securities Inc. (collectively, the "Underwriters"). The Underwriters maintain an over-allotment option to purchase up to an additional $22,500,000 aggregate principal amount of Debentures at the same price, exercisable in whole or in part at any time for a period of up to 30 days following March 16, 2010. As previously announced, Superior intends to use the net proceeds to repay existing revolving term bank debt and for general corporate purposes.

Wayne Bingham, Executive Vice-President and Chief Financial Officer stated "Superior continues to have excellent access to the capital markets; the closing of this Debenture financing further strengthens Superior's balance sheet, providing Superior with the financial flexibility to execute on future opportunities."

The Debentures bear interest from the date of issue at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2010. The Debentures have a maturity date of June 30, 2017 (the "Maturity Date"). The Debentures are convertible at the holder's option at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Superior for redemption of the Debentures into fully paid and non-assessable common shares ("Common Shares") of Superior at a conversion price of $19.00 per Common Share, being a conversion rate of approximately 52.6316 Common Shares for each $1,000 principal amount of Debentures, subject to adjustments as provided in the indenture governing the Debentures. The Debentures will be listed on the Toronto Stock Exchange under the symbol "SPB.DB.E".

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

The Corporation's common shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.50% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 150.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957 / Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The Corporation assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.

Superior Plus

NEWS

TSX: SPB
Calgary, February 23, 2010

For Immediate Release

Superior Plus Announces $150,000,000 Public Offering of Convertible Unsecured Subordinated Debentures

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior" or the "Corporation" TSX: SPB) announced today that it has reached an agreement with a syndicate of underwriters co-led by TD Securities Inc. and CIBC, and including Scotia Capital Inc., National Bank Financial Inc., BMO Capital Markets and Cormark Securities Inc. (collectively, the "Underwriters"), pursuant to which Superior will issue on a "bought deal" basis, subject to regulatory approval, $150,000,000 aggregate principal amount of convertible unsecured subordinated debentures (the "Debentures") at a price of $1,000 per Debenture. Superior has granted to the Underwriters an over-allotment option to purchase up to an additional $22,500,000 aggregate principal amount of Debentures at the same price, exercisable in whole or in part at any time for a period of up to 30 days following closing of the Offering, to cover over-allotments. Superior intends to use the net proceeds from the Offering to repay existing revolving term bank debt and for general corporate purposes.

Wayne Bingham, Executive Vice-President and Chief Financial Officer stated "The Debenture issue completes the long-term financing for the 4 acquisitions completed over the last 6 months in addition to the completion of the expansion of the Port Edwards chloralkali facility. These expenditures have resulted in a significant expansion of our business platforms and are key to facilitating Superior's future growth. Superior has always maintained a strong financial position and this Debenture offering further strengthens our financial position, providing Superior with the financial flexibility to execute on future opportunities. Superior's December 31, 2009 pro forma Senior Debt to compliance EBITDA ratio will be reduced to 2.2:1 and is consistent with Superior's long-term intent to reduce its Senior Debt leverage ratio to within our targeted ratio of 1.5:1 to 2.0:1".

The Debentures will bear interest from the date of issue at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2010. The Debentures will have a maturity date of June 30, 2017 (the "Maturity Date").

The Debentures will be convertible at the holder's option at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Superior for redemption of the Debentures into fully paid and non-assessable common shares ("Common Shares") of Superior at a conversion price of $19.00 per Common Share, being a conversion rate of approximately 52.6316 Common Shares for each $1,000 principal amount of Debentures.

The Debentures will not be redeemable by Superior before June 30, 2013. On or after June 30, 2013 and prior to June 30, 2015, the Debentures may be redeemed in whole or in part from time to time at Superior's option, provided that the volume weighted average trading price of the Common Shares on the TSX on the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the Conversion Price. On and after June 30,

Superior Plus Corp. | 1400, 840 – 7 Avenue SW, Calgary, Alberta T2P 3G2 | Tel: 403-218-2970 Fax: 403-218-2973 | Toll Free: 866-490-PLUS Web: www.superiorplus.com

2015, the debentures may be redeemed in whole or in part from time to time at Superior's option at a price equal to their principal amount plus accrued interest.

Closing of the Offering is expected to occur on or about March 16, 2010. The Offering is subject to receipt of normal regulatory approvals, including approval of the TSX.

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

The Corporation's common shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures	$174.9 million principal amount
SPB.db.c	5.85% Debentures	$ 75.0 million principal amount
SPB.db.d	7.50% Debentures	$ 69.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957 / Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking information pertaining to the proposed timing and completion of the offering and expected Senior Debt to compliance EBITDA ratios. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy regulatory and commercial closing conditions of the offering, the uncertainty associated with accessing capital markets and the risks related to Superior's businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The company assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.

Non-GAAP Financial Measures

Compliance EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Compliance EBITDA is not a defined performance measure under GAAP. Superior's calculation of compliance EBITDA may differ from similar calculations used by comparable entities.